Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-185883

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

(To the Short Form Base Shelf Prospectus dated January 16, 2013)

Subject to Completion, dated October 16, 2013

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authority in each of the provinces of Canada except Québec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information contained herein is subject to completion or amendment. This prospectus supplement, together with the accompanying short form base shelf prospectus dated January 16, 2013 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated January 16, 2013 from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and the short form base shelf prospectus may be obtained on request without charge from the Corporate Secretary of the issuer at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, Telephone: (604)419-3200 and are also available electronically at www.sedar.com.

New issue	, 2013

— Common Shares

US$— per Common Share

Tekmira Pharmaceuticals Corporation is hereby qualifying for distribution — common shares (“common shares”) at a price of US$— per common share (the “offering”). The offering price of the common shares was determined by negotiation among us and Stifel, Nicolaus & Company, Incorporated. Stifel, Nicolaus & Company, Incorporated, Maxim Group LLC, and certain of their broker-dealer affiliates (the “underwriters”) are acting as underwriters in respect of the offering in the United States and each of the provinces of Canada, except Québec, pursuant to an underwriting agreement, among us and the underwriters. See “Underwriting”.

Our business and an investment in our securities involve significant risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and on page 9 of the accompanying short form base shelf prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying short form base shelf prospectus fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of British Columbia, Canada, a majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States and certain of the experts named in this prospectus supplement are residents of Canada and a substantial portion of our assets are located outside the United States.

The underwriters, as principals, are conditionally offering the common shares, subject to prior sale, when, as and if issued and accepted by them in accordance with the terms and conditions in the underwriting agreement referred to under “Underwriting,” and subject to the approval of legal matters by their counsel, including the validity of the common shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments may be increased or the underwriting agreement may be terminated. In connection with the offering, the underwriters may, subject to applicable laws, engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price. The offering price of the common shares sold under the underwriting agreement was determined by negotiation between us and the underwriters. After the initial offering of common shares pursuant to this prospectus supplement, the public offering price, concession or any other term of the offering may be changed. See “Underwriting.”

Delivery of the common shares is expected to be made on or about October —, 2013. If the underwriters exercise the over-allotment option in full, the total underwriting discounts and commissions payable by us will be US$— , and the total proceeds to us, before expenses but after deducting fees, will be $—. See “Underwriting” We estimate the total expenses of this offering, excluding underwriting commissions and discounts, to be approximately US$225,000.

A purchaser who acquires common shares forming part of the underwriters’ over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Underwriters’ Position	Maximum size or number of securities available	Exercise period	Exercise price

Over-allotment option	— common shares	Exercisable at any time until the date that is 30 days following the date of this prospectus supplement	US$— per common share, less the underwriting discount

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TKM” and on The NASDAQ Global Market (the “NASDAQ”) under the symbol “TKMR”. On October 15, 2013, the last reported sale of our common shares on the TSX was C$9.50 per share and $9.20 per share on the NASDAQ. We have applied to have the common shares offered pursuant to this prospectus supplement listed on the TSX and NASDAQ. Listing will be subject to us fulfilling all the listing requirements of the TSX and NASDAQ. Subject to applicable laws, the underwriters may, in connection with the offering of common shares, effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. See “Underwriting”.

This prospectus supplement contains references to both United States dollars and Canadian dollars. Unless otherwise stated, currency amounts in this prospectus supplement are stated in United States dollars, or “dollars” or “$” or “US$”. Canadian dollars are referred to as “C$”. Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

Sole Book-Running Manager

Stifel

Co-Manager

Maxim Group LLC

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding our company contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to this offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying short form base shelf prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying short form base shelf prospectus together with the additional information about us to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated By Reference” and “Where You Can Find Additional Information”.

You should rely only on information contained in this prospectus supplement, the accompanying short form base shelf prospectus and the documents we incorporate by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying short form base shelf prospectus or the information incorporated by reference herein or therein, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying short form base shelf prospectus, including the information contained herein and therein, is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying short form base shelf prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying short form base shelf prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

As used in this prospectus supplement, references to:

•	“Company” means Tekmira Pharmaceuticals Corporation, a British Columbia company;

•	“Protiva” means Protiva Biotherapeutics Inc., a British Columbia company and a wholly-owned subsidiary of Tekmira; and

•	“We”, “us”, “our”, and “Tekmira” means Tekmira Pharmaceuticals Corporation and, depending on the context, includes Protiva.

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

We prepare our financial statements, which are incorporated by reference in this prospectus supplement, in accordance with U.S. GAAP. Historically, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also SEC registrants the option of preparing their financial statements under U.S. GAAP. Based on the fact that a number of our peers and collaborators report under U.S. GAAP, we concluded that U.S. GAAP is more relevant to the users of our financial statements than Canadian GAAP. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference”.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends, and the negative of such expressions. Forward-looking statements in this prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference, include statements about, among others: Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the effects of Tekmira’s products on the treatment of cancer, infectious disease, and other diseases; the effects of TKM-PLK1 on the treatment of cancer, including gastrointestinal neuroendocrine tumors (GI-NET), adrenocortical carcinoma (ACC), and hepatocellular carcinoma (HCC); the expected timing of the initiation of – and subsequent release of data from – a Phase I/II clinical trial with TKM-PLK1, which will enroll patients with advanced GI-NET or ACC tumors; the expected timing of the commencement of a pivotal trial in GI-NET in 2014; and, the evaluation of additional indications for Phase I/II development, including an anticipated Phase I/II clinical trial with hepatocellular carcinoma (HCC) patients, and guidance thereon; the modifications to the TKM-Ebola contract with the U.S. DoD’s JPM-TMT office to integrate recent advancements in LNP formulation and manufacturing technology; the initiation of pre-clinical and chemistry, manufacturing and control studies that support the use of the advancements in the TKM-Ebola program; the completion of these studies and submission to the FDA to support the use of the enhanced product in a TKM-Ebola Phase I clinical trial, and the timing thereon; the initiation of a Phase I clinical trial for TKM-Ebola; the quantum and timing of funding that may be provided to Tekmira pursuant to the TKM-Ebola contract with the U.S. DoD’s JPM-TMT Office; the evaluation of preclinical candidates with data generation thereon to support target selection; the timing and nomination of Tekmira’s next product candidate for development; Tekmira’s expectations of entering into a separate cross license agreement with AlCana, which includes anticipated milestone and royalty payments and an expected agreement for AlCana not to compete in the RNAi field for five years, and expected payments upon execution of the cross-license agreement with AlCana; expected additional data and funding opportunities for TKM-Marburg; the timing and completion of necessary clinical work and an IND filing for TKM-HBV, and the timing of the advancement of TKM-HBV into chronically infected HBV patients in the United States; partnering opportunities for TKM-ALDH2; the expected timing and filing of an IND for TKM-ALDH2, and the timing and availability of Phase I data in healthy volunteers; securing support to defer the cost of clinical development of TKM-ALDH2, including anticipated support from government funding sources; the design and expected commencement of a Phase I clinical trial for TKM-ALDH2; the timing and expected proof of concept for TKM-ALDH2 being obtained in a Phase I clinical trial; further generation of data by Tekmira’s research team, and the timing of identification of another development candidate in rare and orphan diseases, including glycogen storage diseases and rare genetic forms of hypertriglyceridemia; the quantum and timing of future milestone royalty payments expected from the ALN-TTR02, ALN-VSP, ALN-PCS02 and other LNP-enabled product development programs of Alnylam; the timing of an ALN-TTR02 pivotal or Phase III clinical trial, and related payments to Tekmira; the timing of enabling ALN-VSP to enter a clinical trial in China, and related payments to Tekmira; licenses from Alnylam for the discovery, development and commercialization of RNAi products directed to thirteen gene targets; the timing of Spectrum Pharmaceuticals’ launch of Marqibo; anticipated royalty payments based on sales of Marqibo; the use of lipid nanoparticle technology by Tekmira’s licensees and expected royalty payments from commercial sales of Tekmira’s product development partners; statements about Tekmira’s Unlocked Nucleobase Analog (UNA) license with Marina, as well as milestone and royalty payments thereon; statements with respect to revenue and expense fluctuation and guidance; the quantum and timing of potential funding; statements about Tekmira’s cash runway extending into mid-2015 and estimated cash and cash equivalents at the end of 2013; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for cancer, infectious disease, or other diseases; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the JPM-TMT program; results in preclinical models are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources;

FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s partners including Alnylam, Spectrum, the DoD, and others; Tekmira’s financial position and its ability to execute on its business strategy; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors that could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein and in the accompanying short form base shelf prospectus, including the documents incorporated by reference herein and therein. Known risk factors include, among others: Tekmira’s research and development capabilities and resources may not meet current or expected demand; Tekmira’s products may not prove to be effective in the treatment of cancer, infectious disease, or other diseases; Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated and may not generate results that warrant future development of the tested drug candidate; the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions; the FDA may not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products; TKM-PLK1 might not enter into Phase I/II clinical trials in the timeframe anticipated, or at all; there may be no additional indications for TKM-PLK1 Phase I/II development; the DoD may reduce or cancel certain defense spending, including Tekmira’s contract to develop TKM-Ebola, or adversely modify the contract with Tekmira; the FDA may decide that TKM-Ebola “Animal Rule” data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; Tekmira may not complete the work or studies necessary for the submission of the new LNP formulation for TKM-Ebola to the FDA in the anticipated timeframe, or at all; the FDA may not approve the new LNP formulation for TKM-Ebola; Tekmira may not initiate a new TKM-Ebola Phase I clinical trial in the anticipated timeframe, or at all; expected milestone or royalty payments related to the settlement and licensing agreement between Tekmira and Alnylam may not be received in the quantum and on the timing currently anticipated, or at all; additional exclusive or non-exclusive licenses from Alnylam may not be received as anticipated, or at all; a Phase III or pivotal trial for ALN-TTR02 may not start as currently anticipated, or at all; payment of the ALN-VSP milestone related to enabling an ALN-VSP clinical trial in China may not happen as anticipated, or at all; the possibility that Tekmira may not enter into a separate cross license agreement with AlCana on the terms currently anticipated, or at all; expected additional data and funding opportunities for TKM-Marburg; the timing and completion of necessary clinical work and an IND filing for TKM-HBV, and the timing of the advancement of TKM-HBV into chronically infected HBV patients in the United States; partnering opportunities for TKM-ALDH2; the expected timing and filing of an IND for TKM-ALDH2, and the timing and availability of Phase I data in healthy volunteers; securing support to defer the cost of clinical development of TKM-ALDH2, including anticipated support from government funding sources; the design and expected commencement of a Phase I clinical trial for TKM-ALDH2; the timing and expected proof of concept for TKM-ALDH2 being obtained in a Phase I clinical trial; further generation of data by Tekmira’s research team, and the timing of identification of another development candidate in rare and orphan diseases, including glycogen storage diseases and rare genetic forms of hypertriglyceridemia; Tekmira’s development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; UNAs may not have the effect of increasing stability or reducing off-target effects when incorporated into RNAi drugs; Tekmira may never develop a commercially viable product that uses UNA technology, or at all; the possibility that Marqibo may not be accepted in the marketplace; the possibility that Tekmira may not receive milestone and royalty payments based on the successful development and commercialization of Spectrum’s Marqibo, Brakiva, and Alocrest product candidates; payments received from third parties may not be sufficient to fund Tekmira’s continued business plan as currently anticipated; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements; Tekmira’s cash runway may not extend into mid-2015 as anticipated, and may be substantially less than required to continue current operations; and the possibility that Tekmira may not have sufficiently budgeted for expenditures necessary to carry out planned activities.

More detailed information about these and other factors is included in this prospectus supplement and the accompanying short form base shelf prospectus under the sections entitled “Risk Factors”, as well as in the documents incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus. Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward looking statements are based upon our beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Corporate Secretary at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, telephone: (604) 419-3200, and are also available electronically on SEDAR at www.sedar.com.

The following documents, which we have filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this prospectus supplement:

(a)	our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2013, together with the notes thereto;

(b)	our management’s discussion and analysis of financial condition and results of operations dated August 12, 2013 the three and six months ended June 30, 2013;

(c)	our management information circular dated March 27, 2013, prepared in connection with the annual meeting of our shareholders held on May 14, 2013;

(d)	our audited consolidated financial statements, which comprise the consolidated balance sheets as at December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the notes comprising a summary of significant accounting policies and other explanatory information, together with the auditors’ report thereon;

(e)	our management’s discussion and analysis of financial condition and results of operations dated March 27, 2013 for the year ended December 31, 2012; and

(f)	our annual report on Form 20-F for the fiscal year ended December 31, 2012, dated March 27, 2013 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form).

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by us with a securities commission or any similar authority in Canada after the date of this prospectus supplement and during the currency of this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934 if and to the extent expressly provided therein.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed, and including all disclosure in this prospectus supplement derived from the aforementioned filings, shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement. Upon new interim financial statements and related management’s discussion and analysis being filed by us with a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis, and including all disclosure in this prospectus supplement derived from the aforementioned filings shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement. Upon a new management information circular relating to an annual meeting of holders of common shares being filed by us with a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, the information circular for the preceding annual meeting of holders of common shares and all disclosure in this prospectus supplement derived from the information circular for the preceding annual meeting of holders of common shares shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying base shelf prospectus, the documents specified under “Documents Incorporated by Reference” in this prospectus supplement and the form of underwriting agreement have been filed or will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus supplement forms a part.

ENFORCEABILITY OF CIVIL LIABILITIES

We and our wholly-owned subsidiary, Protiva, are each incorporated under the laws of the Province of British Columbia, Canada, and all of our assets are located outside the United States. In addition, the majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. Additionally, it may not be possible for you to enforce judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States. In addition, there is doubt as to whether an original action could be brought in Canada against us or our directors or officers based solely upon United States federal or state securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of United States federal or state securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed National Registered Agents, Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus supplement.

Michael Abrams, Frank Karbe, Daniel Kisner and Mark Murray reside outside of Canada. Although Drs. Abrams, Kisner and Murray, and Mr. Karbe have appointed Farris, Vaughan, Wills & Murphy LLP as their agents for service of process in Canada, it may not be possible for investors to enforce judgements obtained in Canada against Drs. Abrams, Kisner and Murray, and Mr. Karbe.

CURRENCY AND EXCHANGE RATES

This prospectus supplement contains references to both United States dollars and Canadian dollars. Unless otherwise stated, currency amounts in this prospectus supplement are stated in United States dollars, or “dollars” or “$” or “US$”. Canadian dollars are referred to as “C$”. In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange of the Bank of Canada on October 15, 2013.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average rates of exchange in effect during such periods; (iii) the high rates of exchange in effect during such periods; and (iv) the low rates of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to U.S. dollars as reported by the Bank of Canada.

	Years December 31,			Six Months Ended
	2012	2011	2010	June 30, 2013

Low	$0.9599	$0.9430	$0.9278	$0.9495

High	$1.0299	$1.0583	$1.0054	$1.0164

Average	$1.0004	$1.0111	$0.9709	$0.9844

End	$1.0051	$0.9833	$1.0054	$0.9513

On October 16, 2013, the noon exchange rate quoted by the Bank of Canada for Canadian dollars was C$1.00 = US$0.9667.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at http://www.sedar.com.

RISK FACTORS

The purchase of securities offered under this prospectus supplement involves risks that prospective purchasers should take into consideration when making a decision to purchase such securities. Investors should carefully consider the risks described in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein, together with all of the other information included herein and therein, before making an investment decision. If any of the risks identified by us actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected. In such an event, the trading price of our securities could decline and you may lose part or all of your investment. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment.

Risks Relating To This Offering

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our securityholders.

We will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. We could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering as described in the section below entitled “Use of Proceeds.” However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

You will experience immediate and substantial dilution

If you purchase the common shares in this offering, you will incur an immediate and substantial dilution in net tangible book value of US$— per share, after giving effect to the sale by us of — common shares offered, and after deducting underwriting commissions and estimated expenses payable by us. In addition, if the underwriters exercise their over-allotment option, you will incur additional dilution.

Risks Related to Ownership of Our Common Shares

If we become a “passive foreign investment company”, adverse U.S. federal income tax consequences may result for U.S. holders of our securities

Based on available information, we believe that we were not classified as a PFIC (as defined in “Material United States Federal Income Tax Considerations” below) during the tax years ended December 31, 2009, 2010, 2011 and 2012, although we have not requested or received an opinion on our PFIC status from a U.S. tax advisor. We have not made a determination regarding our PFIC status with respect to the current tax year ending December 31, 2013, or any future tax year. No assurance can be provided that we will not become a PFIC for any taxable year during which a “U.S. Holder” (as defined in “Material United States Federal Income Tax Considerations” below) holds our common shares. If we are classified as a PFIC for any year during a U.S. Holder’s holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of our common shares, or any “excess distribution” received on our common shares as ordinary income, and to pay an interest charge on a portion of such gain or distributions. A shareholder generally may mitigate such tax consequence by making a timely and effective QEF Election (as defined in “Material United States Federal Income Tax Considerations” below) or a “mark-to-market” election with respect to the applicable securities. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the U.S. Holder’s common shares over the U.S. Holder’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.” Each U.S. Holder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the ownership and disposition of common shares.

OUR BUSINESS

Tekmira was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), on October 6, 2005 and commenced active business on April 30, 2007 when Tekmira and its parent company, Inex Pharmaceuticals Corporation, were reorganized under a statutory plan of arrangement completed under the provisions of the BCBCA. The Reorganization saw Inex’s entire business transferred to and continued by Tekmira.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

Business Strategy

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle (LNP) delivery technology to pharmaceutical partners.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our partners’ products and are developing TKM-Ebola, an anti-Ebola viral therapeutic, under a contract with the U.S. Department of Defense’s (DoD) Joint Project Manager Medical Countermeasure Systems (JPM-MCS) Office. Our focus is on advancing products that utilize our proprietary LNP technology for the delivery of small interfering RNA (siRNA) or Unlocked Nucleobase Analogs (UNAs). These products are intended to treat diseases through a process known as RNA interference, which prevents the production of disease associated proteins. We have rights under the RNAi intellectual property of Alnylam Pharmaceuticals, Inc. to develop thirteen RNAi therapeutic products. In addition, we have non-exclusive access to use UNAs from Marina Biotech, Inc. for the development of RNAi therapeutic products.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam and Merck & Co., Inc., and Alnylam has provided certain access to our LNP delivery technology to some of its partners. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the DoD, through their JPM-MCS program, and other undisclosed pharmaceutical, biotechnology and agricultural companies. Outside the field of RNAi, we have a legacy licensing agreement with Talon Therapeutics, Inc., which was acquired by Spectrum Pharmaceuticals Inc. in July 2013.

Internal Product Candidates

TKM-PLK1

Our oncology product candidate, TKM-PLK1, targets polo-like kinase 1 (PLK1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. Evidence that patients with elevated levels of PLK1 in their tumors exhibit poorer prognosis and survival rates has been documented in the medical literature.

Based on the encouraging results from the dose escalation portion and expansion cohort from our Phase I TKM-PLK1 clinical trial, where patients with GI-NET and ACC have demonstrated objective clinical benefit, we have expanded into a Phase I/II clinical trial with TKM-PLK1, which is enrolling patients with advanced Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC). In the Phase I clinical trial, forty percent (6 out of 15) of patients evaluable for response, treated at a dose equal to or greater than 0.6 mg/kg, showed clinical benefit. Of the 36 patients enrolled, three out of the four ACC patients (75%) treated with TKM-PLK1 achieved stable disease, including one patient who saw a 19.3% reduction in tumor size and is still on study receiving TKM-PLK1. Of the two GI-NET patients enrolled, both experienced clinical benefit: one patient had a partial response based on RECIST criteria, and the other GI-NET patient achieved stable disease and showed a greater than 50% reduction in Chromogranin-A (CgA) levels, a key biomarker used to predict clinical outcome and tumor response.

The TKM-PLK1 GI-NET and ACC Phase I/II clinical trial is a multi-center, single arm, open label study designed to measure efficacy using RECIST and tumor biomarkers for GI-NET patients, as well as to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1. TKM-PLK1 will be administered weekly with each four-week cycle consisting of three once-weekly doses followed by a rest week. It is expected that approximately 20 patients with advanced GI-NET or ACC tumors will be enrolled in this trial, with a minimum of 10 GI-NET patients to be enrolled. We expect results from this trial by mid-2014, and if supported by the data, to commence a pivotal trial in GI-NET before the end of 2014.

In the first half of 2014, we also expect to initiate another Phase I/II clinical trial with TKM-PLK1, enrolling patients with Hepatocellular Carcinoma (HCC). This clinical trial will be a multi-center, single arm, open label dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determine the maximum tolerated dose in HCC patients and measure the anti-tumor activity of TKM-PLK1 in HCC patients.

TKM-Ebola and TKM-Marburg

TKM-Ebola, an anti-Ebola viral therapeutic, is being developed under a contract with the U.S. Department of Defense’s (DoD) Joint Project Manager Medical Countermeasure Systems (JPM-MCS). Earlier preclinical studies were published in the medical journal The Lancet demonstrating that when siRNA targeting the Ebola virus and delivered by Tekmira’s LNP technology were used to treat previously infected non-human primates, the result was 100 percent protection from an otherwise lethal dose of Zaire Ebola virus (Geisbert et al., The Lancet, Vol 375, May 29, 2010).

In July 2010, we signed a contract with the DoD under their JPM-MCS program, to advance TKM-Ebola. Based on the budget for the extended contract, this would provide us with a total of approximately US$140.0 million in funding for the entire program. In May 2013 we announced that our collaboration with the JPM-MCS was modified and expanded to include advances in LNP formulation technology since the initiation of the program in 2010. The recent contract modification increases the stage one targeted funding from US$34.8 million to US$41.7 million. Some highlights from the TKM-Ebola program include:

•	The incorporation of a new formulation, more potent than any LNP currently in clinical trials. This new TKM-Ebola LNP formulation has demonstrated significant increases in potency in non-human primates infected with the Zaire Ebola virus. At 0.5 mg/kg, 100% of the infected animals survived after receiving TKM-Ebola daily for seven days. The previous LNP formulation provided the same level of protection and 100% survival at 2 mg/kg.

•	The development of a lyophilized (freeze-dried) LNP to eliminate cold-chain requirements and facilitate use in tropical climates. Importantly, the lyophilized LNP formulation also provided 100% survival in non-human primates infected with the Zaire Ebola virus with no loss in potency at 0.5 mg/kg dosed daily for seven days.

We have initiated pre-clinical and chemistry, manufacturing and control studies that support the use of these improvements in the TKM-Ebola program. We anticipate the completion of these studies and a submission to the FDA in the second half of 2013 in order to support the use of the enhanced product in a Phase I clinical trial. The Phase I clinical trial is expected to be initiated in the first quarter of 2014 with data available in the second half of 2014.

TKM-Ebola is being developed under specific FDA regulatory guidelines called the “Animal Rule.” The Animal Rule provides that under certain circumstances, where it is unethical or not feasible to conduct human efficacy studies, the FDA may grant marketing approval based on adequate and well-controlled animal studies when the results of those studies establish that the drug is reasonably likely to produce clinical benefit in humans. Demonstration of the product’s safety in humans is still required.

Like Ebola, Marburg is a member of the filovirus family of hemorrhagic fever viruses. Regularly occurring natural outbreaks with the Marburg Angola strain have resulted in mortality in approximately 90% of infected individuals, matching that of the most lethal Ebola strains, while in laboratory settings experimental infection with either virus is uniformly lethal. There are currently no approved therapeutics available for the treatment of Marburg infection.

Newly presented data from a collaboration between Tekmira and the University of Texas Medical Branch (UTMB) showed 100% survival in non-human primates infected with the Angola strain of the Marburg virus in two separate studies. In the first study, 100% survival was achieved when dosing at 0.5 mg/kg TKM-Marburg began one hour after infection with otherwise lethal quantities of the virus. Dosing then continued once daily for seven days. In the second study, 100% survival was achieved even though treatment did not begin until 24 hours after infection.

These new results build upon a study published last month in the Journal of Infectious Disease showing 100% protection in guinea pig models of infection with Angola, Ci67 and Ravn strains of the Marburg virus using a broad spectrum RNAi therapeutic enabled by Tekmira’s LNP. In 2010, Tekmira and UTMB were awarded a National Institutes of Health (NIH) grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections. Tekmira expect to continue to build on these data and pursue additional funding opportunities for TKM-Marburg.

Other Preclinical Candidates

We have an active research program evaluating several preclinical candidates with potential in diverse therapeutic areas and recently identified additional product candidates for development – see “Recent Developments”.

RECENT DEVELOPMENTS

Additional Product Candidates for Development

On October 8, 2013, we announced additional internal product candidates for development, including TKM-HBV and TKM-ALDH2, as well as research therapeutic areas of interest.

TKM-HBV

Our extensive experience in the anti-viral arena has been applied to our TKM-HBV program, and the development of an RNAi therapeutic for the treatment of chronic Hepatitis B infection. We are focused on addressing the unmet need of eliminating HBV surface antigen expression in chronically infected patients. Small molecule nucleotide therapy is rapidly becoming the standard of care for chronically HBV infected patients. However, many of these patients continue to express a viral protein called surface antigen. This protein causes inflammation in the liver leading to cirrhosis and in some cases to hepatocellular cancer and death. TKM-HBV is designed to eliminate surface antigen expression in these chronically infected patients. The rationale is that by blocking surface antigen – and reducing much of the pathology associated with surface antigen expression – this therapy will also allow these patients a potential to ‘sero-convert’, or raise their own antibodies against the virus, and effect a functional cure of the infection.

TKM-HBV is being developed as a multi-component RNAi therapeutic that targets multiple sites on the HBV genome. Because HBV is a viral infection of the liver, the TKM-HBV therapeutic will employ a liver-centric-LNP formulation that is more potent and has a broader therapeutic index than any LNP currently in clinical development.

We anticipate completing the necessary preclinical work and be in a position to file an Investigational New Drug (IND) application in the second half of 2014 in order to advance TKM-HBV into chronically infected HBV patients with Phase I data available in 2015.

There are over 350 million people infected globally with Hepatitis B virus (HBV). In the United States there are approximately 1.4 million HBV chronically infected individuals.

TKM-ALDH2

TKM-ALDH2 is a unique application of RNAi. It has been designed to knock down or silence the ALDH2 enzyme to induce long term acute sensitivity to ethanol. Aldehyde dehydrogenase 2 (ALDH2) is a key enzyme in ethanol metabolism. Inhibition of aldehyde dehydrogenase 2 activity, through the silencing of ALDH2, results in the build-up of acetaldehyde. Elevated levels of acetaldehyde are responsible for the adverse physiological effects that cause individuals to avoid alcohol consumption. We have developed extremely potent siRNA payload and combined it with a third generation LNP. Human proof of concept for ALDH2 inhibition already exists in the form of the approved drug Disulfram. However, Disulfram’s efficacy suffers from poor compliance because it has to be taken daily. We believe TKM-ALDH2 will induce prolonged ethanol sensitivity that will enable it to overcome the compliance limitations associated with daily dosing.

We anticipate completing the necessary preclinical work to be in a position to file an IND in the second half of 2014 in order to advance TKM-ALDH2 into a Phase I clinical trial in healthy volunteers. It is expected that proof-of-concept with alcohol challenge including ALDH2 knockdown, acetaldehyde build up and ethanol toxicity can be obtained in the Phase I clinical trial with data available in 2015. Alcohol use disorder represents a significant public health problem, and there are a variety of government funding sources seeking to support new therapeutic strategies and Tekmira will be exploring and leveraging these partnering opportunities.

In the United States, approximately 18 million people have an alcohol use disorder. Two million of these seek treatment each year, and approximately 350,000 of these patients receive pharmacotherapy for alcohol use disorder. TKM-ALDH2 will be developed for a clearly defined high value segment of the alcohol use disorder market, with a target patient population of educated professionals who have moderate to severe alcohol use disorder.

Research Programs

We are currently evaluating several preclinical candidates with potential in diverse therapeutic areas using key criteria to prioritize efforts. Given the extremely high efficiency of delivery for third generation liver-centric LNP formulations, we are focused on rare diseases where the molecular target is found in the liver, where early clinical proof-of-concept can be achieved and where there may be accelerated development opportunities. Two areas of particular interest are glycogen storage diseases and rare forms of hypertriglyceridemia. Our research team intends to continue to generate data to support the advancement of the most promising of these targets, and we expect to be in a position to identify another development candidate in 2014.

Recent Developments from Partners and Collaborators

On July 1, 2013, we announced that Alnylam Pharmaceuticals, Inc. presented positive results from its Phase II clinical trial with ALN-TTR02, an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR). ALN-TTR02 is enabled by Tekmira’s lipid nanoparticle (LNP) technology. The new data were presented at the Biennial Meeting of the Peripheral Nerve Society being held June 29-July 3 in St. Malo, France. Alnylam reported results from 19 patients that showed significant knock-down of up to 93% of circulating wild-type and mutant TTR in a multi-dose study. Multiple doses of ALN-TTR02 were reported to be generally safe and well tolerated. There were no significant adverse events or discontinuations associated with the drug. Tekmira will receive a $5 million milestone payment when ALN-TTR02 enters a Phase III clinical trial, which Alnylam has guided should occur by the end of 2013. Tekmira is eligible to receive royalty payments based on commercial sales of ALN-TTR02.

On September 3, 2013, we announced that our licensee, Spectrum Pharmaceuticals, Inc. had launched Marqibo through its existing hematology sales force in the United States and has shipped the first commercial orders. We are entitled to mid-single digit royalty payments based on Marqibo’s commercial sales. Marqibo, which is a novel, sphingomyelin/cholesterol liposome-encapsulated formulation of the FDA-approved anticancer drug vincristine originally developed by Tekmira, was licensed from Tekmira to Talon Therapeutics in 2006. In July 2013, Talon was acquired by Spectrum Pharmaceuticals, Inc. Marqibo’s approved indication is for the treatment of adult patients with Philadelphia chromosome-negative acute lymphoblastic leukemia (Ph- ALL) in second or greater relapse or whose disease has progressed following two or more lines of anti-leukemia therapy.

Management Update

On October 7, 2013, we announced that Mr. Bruce Cousins had joined Tekmira as Executive Vice President and Chief Financial Officer. Mr. Cousins has over 22 years’ experience both working for multi-million dollar companies and leading start-ups through to successful completion of their strategic growth plans. In 2004, Mr. Cousins joined Aspreva Pharmaceuticals and led its highly successful IPO. In 2008, he played a key leadership role in the eventual sale of Aspreva in a $915 million all-cash transaction. Prior to joining Aspreva, Mr. Cousins spent 14 years with Johnson & Johnson (J&J) working in operations and finance, both domestically and internationally. Prior to the pharmaceutical industry, Mr. Cousins was a chartered accountant with Deloitte & Touche. More recently, Mr. Cousins has spent the past few years in the renewable energy sector, and from 2011 to 2013 he was Chief Executive Officer of Carmanah Technologies Corporation, a TSX-listed company. Mr. Cousins completed a Bachelor of Commerce degree from McMaster University in 1987 and received a Chartered Accountant designation in 1989.

USE OF PROCEEDS

We estimate that the net proceeds to us from the offering of our common shares will be approximately US$—, after deducting underwriting discounts and commissions and our estimated offering expenses, or approximately US$— if the underwriters option to purchase additional common shares is exercised in full.

We intend to use any net proceeds from the sale of common shares offered by this prospectus supplement for working capital and general corporate purposes, including, but not limited to progressing our research and development programs, including our various collaborative arrangements, as well as advancing and progressing our LNP technology.

As of the date of this prospectus supplement, we have not specifically allocated any of the net proceeds to any to these particular uses. Accordingly, we will have broad discretion in the application of the net proceeds and the amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, our litigation with Alnylam and the terms of any collaborative arrangements.

Pending the application of net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

DETAILS OF THE OFFERING

Common Shares

The offering consists of — common shares (— common shares if the underwriters exercise their option to purchase additional common shares in full) at a price of $— per common share.

Our authorized share capital consists of an unlimited number of common shares without par value, of which 14,647,634 were issued and outstanding as at October 15, 2013, and an unlimited number of preferred shares without par value of which none were issued and outstanding as at October 15, 2013. None of our shares are held by us or on behalf of us.

The holders of our common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of common shares are entitled to receive on a pro-rata basis such dividends as our board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preferred shares.

DIVIDEND POLICY

We have not declared or paid any dividends on our common shares since the date of our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our business and do not expect to pay dividends or to make any other distributions in the near future. Our board of directors will review this policy from time to time having regard to our financing requirements, financial condition and other factors considered to be relevant.

CONSOLIDATED CAPITALIZATION

The following table sets forth our capitalization as at the dates given.

	Authorized	As at June 30, 2013(1)			As at October 15, 2013(3,4)			Proforma(4,5,6)

Common Shares	Unlimited	C$	238,886,506	14,423,401	C$	240,536,456	14,647,634	C$	—	—

Preferred Shares	Unlimited		nil	nil		nil	nil		nil	nil

Additional Paid-in Capital		C$	31,686,749		C$	32,216,380		C$	32,216,380

Total Capitalization		C$	270,573,255		C$	272,752,836		C$	—

(1)	This information has been prepared and is being presented, in accordance with U.S. GAAP applicable to us on June 30, 2013 and should be read in conjunction with, and is qualified in entirety by, our unaudited U.S. GAAP interim condensed consolidated financial statements for the three and six month period ended June 30, 2013, together with the notes thereto and the management’s discussion and analysis relating thereto.
(2)	As at October 15, 2013, we had 1,037,978 warrants outstanding with a weighted average exercise price of C$2.90. Each warrant is convertible into one common share.
(3)	As at October 15, 2013, we had 2,152,739 options outstanding with a weighted average exercise price of C$4.36 and there are a further 179,773 options, under our stock option plan, available for issuance.
(4)	After giving effect to the issuance of the Common shares and warrant and option exercises after June 30, 2013 and up to and including October 15, 2013.
(5)	After deducting the underwriting discounts and commissions and before deducting the expenses of the offering which we estimate will be US$225,000.
(6)	If the underwriters option to purchase additional common shares is exercised in full, Common Shares will be C$—, —, and Total Capitalization will be C$—. All other amounts in this column remain the same.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement between us and Stifel, Nicolaus & Company, Incorporated, as representative of the several underwriters, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares set forth opposite its name below:

Underwriter	Number of Common Shares
Stifel, Nicolaus & Company, Incorporated	—
Maxim Group LLC	—

Total	—

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits the underwriters to purchase and pay for all of the common shares listed above if any are purchased.

The underwriters expect to deliver the common shares to purchasers on or about —, 2013.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of — additional common shares from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus supplement. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional common shares in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The public offering price for the common shares is payable in U.S. dollars. The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and at this price less a concession not in excess of $ — per common share to other dealers. After this offering, the offering price and other selling terms may be changed by the representative. Our shares are offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	$—	$—	$—	$—
Underwriting discount	$—	$—	$—	$—
Proceeds, before expenses, to us	$—	$—	$—	$—

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities legislation. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The Company, its executive officers and directors have agreed that, for a period of 90 days, subject to adjustment, from the date of the underwriting agreement, it and they will not, without the prior written consent of the representative, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any securities of the Company other than, among other exceptions, (i) sales of common shares to the underwriters pursuant to the offering, (ii) grants of options or the issuance of common shares by the company pursuant to equity incentive plans, and (iii) issuance of common shares upon exercise or conversion of securities outstanding as of the date of the underwriting agreement.

Listing

Our common shares are listed on the TSX under the symbol “TKM” and on the NASDAQ under the symbol “TKMR.” On October 15, 2013, the last reported sale of our common shares on the TSX was C$9.50 per share and $9.20 per share on the NASDAQ. We have applied to have the common shares offered pursuant to this prospectus supplement listed on the TSX and NASDAQ. Listing will be subject to us fulfilling all the listing requirements of the TSX and NASDAQ.

Passive Market-Making

In connection with the offering, the underwriters may engage in passive market-making transactions in the common shares on the NASDAQ in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common shares and extending through the completion and distribution. A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market-maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Short Sales, Stabilizing Transactions, and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the NASDAQ or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Miscellaneous

The underwriters may in the future provide various investment banking and other financial services for us for which services they may receive customary fees.

Our transfer agent and registrar in Canada is Canadian Stock Transfer Company Inc. (formerly CIBC Mellon Trust Company of Canada) at its offices in Vancouver, British Columbia. Our transfer agent and registrar in the United States is American Stock Transfer & Trust Company, LLC at its offices in New York, New York.

This offering is being made concurrently in all of the provinces of Canada other than Québec and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the underwriters may offer the common shares outside of Canada and the United States.

PRICE RANGE AND TRADING VOLUME

Our common shares are listed on the TSX under the symbol “TKM” and on the NASDAQ under the symbol “TKMR”. The following table sets forth, for the 12 month period prior to the date of this prospectus supplement, the reported high and low prices and the average volume of trading of the common shares on the TSX and NASDAQ.

	NASDAQ (US$)			TSX (C$)
Calendar Period(1)	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
September 2012	$4.22	$3.20	14,500	$4.09	$3.17	13,100
October 2012	$4.35	$3.22	20,300	$4.14	$3.21	31,400
November 2012	$6.78	$4.09	141,200	$6.49	$4.08	67,000
December 2012	$5.35	$4.72	29,500	$5.30	$4.67	43,900
January 2013	$5.53	$4.52	48,100	$5.45	$4.52	18,700
February 2013	$4.87	$4.31	33,600	$4.89	$4.41	12,900
March 2013	$4.86	$4.18	96,400	$4.96	$4.31	31,400
April 2013	$5.25	$4.25	115,900	$5.34	$4.35	36,200
May 2013	$5.02	$4.58	45,200	$5.20	$4.58	20,000
June 2013	$5.07	$4.61	30,200	$5.21	$4.76	12,200
July 2013	$5.46	$4.70	89,800	$5.60	$4.96	31,100
August 2013	$6.09	$5.08	73,800	$6.21	$5.26	19,100
September 2013	$7.72	$5.33	128,500	$7.90	$5.57	31,500
October 1, 2013 to October 15, 2013	$11.42	$6.93	517,400	$11.62	$7.16	136,900

PRIOR SALES

Except as disclosed below, no other common shares or securities exchangeable or convertible into common shares have been issued during the 12 month period preceding the date of this prospectus supplement.

The following table summarizes the issuance by us of stock options within the 12 month period preceding the date of this prospectus supplement. All exercise prices are in C$ (Canadian dollars).

Date of grant	Number of options	Exercise price
October 22, 2012	300	$3.80
October 22, 2012	500	$3.80
December 10, 2012	220,000	$5.15
February 18, 2013	4,000	$4.67
February 20, 2013	1,250	$4.67
March 7, 2013	16,250	$4.54
March 18, 2013	750	$4.38
April 4, 2013	5,000	$4.49
April 15, 2013	5,750	$4.65
May 3, 2013	750	$4.65
July 15, 2013	1,500	$5.06
July 3, 2013	2,000	$4.99
July 8, 2013	1,500	$5.11
July 31, 2013	10,000	$5.33
August 12, 2013	60,000	$5.75
August 30, 2013	1,000	$5.45

Date of grant	Number of options	Exercise price
September 16, 2013	2,250	$5.69
September 26, 2013	4,000	$7.40
September 30, 2013	500	$7.55
October 7, 2013	150,000	$9.12
October 15, 2013	500	$9.50

The following table summarizes the issuance by us of our common shares pursuant to the exercise of stock options within the 12 month period preceding the date of this prospectus supplement. All exercise prices are in C$ (Canadian dollars).

Date of exercise	Number of options	Exercise price
November 14, 2012	1,467	$1.50
November 14, 2012	3,500	$2.40
November 14, 2012	1,500	$2.10
November 15, 2012	200	$1.50
November 15, 2012	300	$2.40
November 15, 2012	250	$2.10
November 23, 2012	600	$2.40
November 23, 2012	200	$2.10
November 28, 2012	5,000	$1.80
November 28, 2012	5,000	$3.85
November 28, 2012	5,000	$2.40
November 28, 2012	5,000	$1.70
January 15, 2013	5,000	$1.50
January 15, 2013	5,000	$3.85
January 15, 2013	4,000	$2.40
January 15, 2013	1,250	$2.10
February 4, 2013	750	$2.10
February 15, 2013	5,000	$3.00
February 15, 2013	5,000	$1.80
February 15, 2013	5,000	$3.85
February 15, 2013	675	$0.44
May 24, 2013	200	$1.50
May 24, 2013	200	$3.85
May 24, 2013	300	$2.40
May 24, 2013	1,000	$2.10
June 12, 2013	750	$1.87
June 12, 2013	1,250	$2.10
July 5, 2013	500	$2.40
July 5, 2013	625	$2.10
August 19, 2013	500	$1.50
August 19, 2013	500	$3.85
August 19, 2013	450	$4.69

Date of exercise	Number of options	Exercise price
August 19, 2013	1,500	$2.40
August 19, 2013	1,500	$2.10
September 2, 2013	200	$1.50
September 2, 2013	400	$3.85
September 2, 2013	225	$4.69
September 2, 2013	500	$2.40
September 2, 2013	875	$2.10
September 27, 2013	200	$1.50
September 27, 2013	500	$2.40
September 27, 2013	625	$2.10
October 2, 2013	200	$1.50
October 3, 2013	225	$4.69
October 3, 2013	125	$5.15
October 4, 2013	126	$3.10
October 4, 2013	420	$3.00
October 4, 2013	400	$1.50
October 4, 2013	500	$3.85
October 4, 2013	500	$4.69
October 4, 2013	600	$2.40
October 4, 2013	625	$2.10
October 7, 2013	800	$1.50
October 7, 2013	2,000	$2.40
October 7, 2013	2,500	$2.10
October 7, 2013	5,000	$2.19
October 11, 2013	400	$1.50
October 11, 2013	750	$2.10

The following table summarizes the issuance by us of our common shares pursuant to the exercise of warrants within the 12 month period preceding the date of this prospectus supplement. All exercise prices are in C$ (Canadian dollars).

Date of exercise	Number of warrants		Exercise price
November 2, 2012	10,000		$3.35
November 15, 2012	4,500		$2.60
November 19, 2012	3,500		$3.35
November 22, 2012	4,700		$3.35
November 26, 2012	180,000		$2.60
November 26, 2012	54,545	(1)	$1.65
December 11, 2012	3,300		$3.35
December 18, 2012	4,091		$2.60
December 20, 2012	17,650		$3.35
December 21, 2012	1,550		$3.35
February 13, 2013	52,500	(2)	$3.35
February 22, 2013	2,500		$3.35

Date of exercise	Number of warrants		Exercise price
January 17, 2013	5,000		$2.60
March 4, 2013	9,000		$2.60
March 15, 2013	5,000		$2.60
April 3, 2013	11,500		$2.60
May 7, 2013	1,000		$3.35
May 9, 2013	45,000	(3)	$2.60
May 9, 2013	5,000		$2.60
May 15, 2013	2,500		$3.35
May 16, 2013	2,500		$3.35
July 19, 2013	281,500	(4)	$3.35
August 1, 2013	1,750		$3.35
August 15, 2013	2,500		$2.60
September 25, 2013	1,550		$3.35
September 25, 2013	8,500		$2.60
September 27, 2013	4,750		$3.35
October 4, 2013	4,833		$2.60
October 7, 2013	87,500	(5)	$3.35
October 8, 2013	6,000		$2.60
October 10, 2013	5,250		$3.35
October 10, 2013	2,500		$2.60
October 15, 2013	2,300		$2.60

(1)	These warrants were exercised using the cashless exercise provisions contained in the applicable warrant agreement. In lieu of payment of the warrant price, the warrant holder was issued 38,644 common shares, which is equal to the value of the warrants at the time of exercise based upon our share price at that time.
(2)	These warrants were exercised using the cashless exercise provisions contained in the applicable warrant agreement. In lieu of payment of the warrant price, the warrant holder was issued 18,183 common shares, which is equal to the value of the warrants at the time of exercise based upon our share price at that time.
(3)	These warrants were exercised using the cashless exercise provisions contained in the applicable warrant agreement. In lieu of payment of the warrant price, the warrant holder was issued 20,487 common shares, which is equal to the value of the warrants at the time of exercise based upon our share price at that time.
(4)	These warrants were exercised using the cashless exercise provisions contained in the applicable warrant agreement. In lieu of payment of the warrant price, the warrant holder was issued 102,660 common shares, which is equal to the value of the warrants at the time of exercise based upon Tekmira’s share price at that time.
(5)	These warrants were exercised using the cashless exercise provisions contained in the applicable warrant agreement. In lieu of payment of the warrant price, the warrant holder was issued 57,369 common shares, which is equal to the value of the warrants at the time of exercise based upon Tekmira’s share price at that time.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares acquired pursuant to this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

SCOPE OF THIS SUMMARY

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act

(Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

OWNERSHIP AND DISPOSITION OF COMMON SHARES

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by us with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided that we are eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. Based on available information, we believe that we were not classified as a PFIC during the tax years ended December 31, 2009, 2010, 2011 and 2012, although we have not requested or received an opinion on our PFIC status from a U.S. tax advisor. We have not made a determination regarding our PFIC status with respect to the current tax year ending December 31, 2013, or any future tax year. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any subsidiary) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of each subsidiary.

In any year in which we are classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed by us to such U.S. Holder. However, for any tax year in which we are a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

We will use commercially reasonable efforts to make available to U.S. Holders, upon their written request: (a) information as to our status as a PFIC and the PFIC status of any subsidiary in which we own more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which we are a PFIC, such information and documentation that a U.S. Holder making a QEF Election with respect to us and any such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. We may elect to provide such information on our website (www.tekmirapharm.com). Because we may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that a subsidiary is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC. With respect to Subsidiary PFICs for which we do not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares are “regularly traded” as described in the preceding sentence, the common shares are expected to be marketable stock. However, each U.S. Holder should consult its own financial advisor, legal counsel, or accountant in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Farris, Vaughan, Wills & Murphy LLP, Canadian counsel to us, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to purchasers who acquire common shares pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, hold such common shares as capital property and deal at arm’s length and are not affiliated with us (each a “Holder”). Common shares will generally be considered to be capital property to a Holder unless such common shares are held by such Holder in the course of carrying on a business, or were acquired by such Holder in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a purchaser of common shares (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; or (iv) that reports its Canadian tax results in a currency other than the Canadian currency. All such purchasers should consult their own tax advisors with respect to an investment in common shares. This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in their current form and does not otherwise take into account or anticipate any changes in the law or in the administrative practices and assessing policies of the CRA, whether by judicial, governmental or legislative decisions or action, and whether prospective or retroactive in effect, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder of the common shares and no representation with respect to the Canadian tax consequences to any particular Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. The relevant tax considerations applicable to the acquiring, holding and disposing of common shares pursuant to this offering may vary according to the status of the purchaser, the jurisdiction in which the purchaser resides or carries on business and the purchaser’s own particular circumstances. Accordingly, holders should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of the common shares.

Certain Canadian Federal Income Tax Considerations for Canadian Holders

The following portion of the summary is applicable to a Holder who at all relevant times is resident or deemed to be resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Canadian Holder”). Certain Canadian Holders to whom common shares might not constitute capital property may make the irrevocable election provided by subsection 39(4) of the Tax Act, in qualifying circumstances, to have the common shares and every other “Canadian Security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property to the Holder. Canadian Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends

A Canadian Holder will be required to include in computing such Canadian Holder’s income for a taxation year the amount of any taxable dividends (including deemed dividends) received on common shares. In the case of a Canadian Holder who is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by us. There may be restrictions on the ability of the Company to so designate any dividend as an eligible dividend, and the Company has made no commitments in this regard. Taxable dividends received by such Canadian Holder may give rise to alternative minimum tax under the Tax Act.

In the case of a Canadian Holder that is a corporation, the amount of any taxable dividends (including deemed dividends) received on common shares that is included in its income will generally be deductible in computing such Canadian Holder’s taxable income for that taxation year. A Canadian Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a 33 1⁄3% refundable tax under Part IV of the Tax Act on dividends received on the common shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income for the taxation year.

Disposition of common shares

A Canadian Holder who disposes of or is deemed to have disposed of a common share will generally realize a capital gain (or capital loss) equal to the amount by which such Canadian Holder’s proceeds of disposition in respect of the common share exceeds (or is exceeded by) the aggregate of the adjusted cost base of such common share to the Canadian Holder and any reasonable expenses associated with the disposition. The cost to a Canadian Holder of a common share acquired pursuant to this offering generally will be averaged with the adjusted cost base of any other common shares owned by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such common share to such Canadian Holder.

A Canadian Holder will generally be required to include in computing such Canadian Holder’s income for a taxation year of a disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year, and subject to and in accordance with the provisions of the Tax Act, will generally be required to deduct one-half of the amount of any capital loss incurred by a Canadian Holder (an “allowable capital loss”) against taxable capital gains realized by the Canadian Holder in the taxation year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may generally be deducted by the Canadian Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. Capital gains realized by a Holder who is an individual (other than certain trusts) may be subject to alternative minimum tax.

The amount of any capital loss realized on the disposition or deemed disposition of a common share by a Canadian Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received by the Canadian Holder on such common share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply to a corporation that is a member of a partnership or beneficiary of a trust that owns common shares or that is itself a member of a partnership or a beneficiary of a trust that owns common shares.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on its “aggregate investment income” for the taxation year, which is defined to include an amount in respect of taxable capital gains.

Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders

The following portion of the summary is applicable to a Holder that, at all relevant times for the purposes of the Tax Act and any applicable tax treaty: (i) is not (and is not deemed to be) a resident in Canada, and (ii) does not use or hold (and will not use or hold) and is not deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a “Non-Canadian Holder”).

Dividends

Dividends paid or credited (or deemed to be paid or credited) on the common shares to a Non-Canadian Holder will generally be subject to withholding tax under the Tax Act at a rate of 25%, subject to a reduction under the provisions of an applicable tax treaty. For Non-Canadian Holders who are resident in the United States for purposes of and entitled to the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Treaty”), and are the beneficial owner of such dividends on the common shares, the Canadian withholding tax will generally be reduced to the rate of 15%.

Disposition of common shares

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of common shares unless the common shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Canadian Holder, and the gain is not otherwise exempt from tax in Canada pursuant to the terms of an applicable tax treaty. Provided the common shares are listed on a designated stock exchange (which currently includes the TSX and NASDAQ) at the time of disposition, the common shares generally will not constitute taxable Canadian property to a Non-Canadian Holder unless at any time during the 60 months immediately preceding the disposition, (i) (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) pursuant to certain Tax Proposals, partnerships in which the Non-Canadian Holder or persons referred to in (b) hold a membership interest directly or indirectly through one or more partnerships, individually or collectively owned at least 25% of the issued shares of any class or series of our capital stock and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immoveable property situated in Canada, “Canadian resource properties (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, interest or right in such property, whether or not such property exists. For a Non-Canadian Holder who is resident in the United States for purposes of and entitled to the benefits of the Canada-US Tax Treaty, even if the common shares are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on the disposition of the common shares unless the value of the common shares is derived principally from real property situated in Canada.

In the event the common shares are taxable Canadian property to a Non-Canadian Holder and a capital gain realized on the disposition of such common shares is not exempt from tax under the Tax Act by virtue of the terms of an applicable tax treaty, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations for Canadian Holders – Disposition of Common Shares”. A Non-Canadian Holder whose common shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such common shares. Non-Canadian Holders whose common shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Farris, Vaughan, Wills & Murphy LLP, Vancouver, British Columbia, our Canadian counsel, and Dorsey & Whitney LLP, Seattle, Washington, our United States counsel. Goodwin Procter, LLP, New York, New York, is counsel for the underwriters in connection with various matters related to the securities offered hereby. The partners and associates of Farris, Vaughan, Wills & Murphy LLP as a group, the partners and associates of Dorsey & Whitney LLP as a group, and the partners and associates of Goodwin Procter, LLP, as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities issued by us.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia. The Company’s transfer agent and registrar is Canadian Stock Transfer Company Inc. at its offices in Vancouver, British Columbia.

This short form prospectus has been filed under legislation in all of the Provinces of Canada, except the Province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about their securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the issuer at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, Telephone: (604)419-3200 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New issue	January 16, 2013

TEKMIRA PHARMACEUTICALS CORPORATION

US$50,000,000

Common Shares

Warrants

Units

We may offer from time to time, during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (the Prospectus) remains effective, up to US$50,000,000 in aggregate of our common shares (Common Shares), warrants to purchase Common Shares (Warrants) and/or units comprising any combination of the foregoing (Units) and, together with the Common Shares and Warrants (the Securities). We may offer Securities from time to time in one or more transaction in such amounts and, in the case of Warrants and/or Units, with such terms, as we may determine in light of prevailing market conditions at the time of sale.

The specific terms of any Securities offered will be described in one or more accompanying supplements to this Prospectus (collectively or individually, as the case may be, a Prospectus Supplement), and may include specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus, including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), the number of Common Shares that may be acquired upon the exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedure and any other specific terms; and (iii) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), the terms of the Units and of the securities comprising the Units and any other specific terms. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest. This Prospectus may not be used to offer securities unless accompanied by a Prospectus Supplement.

Our Common Shares are listed on the Toronto Stock Exchange (the TSX) and on The NASDAQ Global Market (the NASDAQ). There is no market through which the Warrants and Units may be sold and purchasers may not be able to resell the Warrants or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of these securities, and the extent of issuer regulation. See the “Risk Factors” section of this Prospectus and the applicable Prospectus Supplement.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The acquisition, holding or disposition of our securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and in any applicable Prospectus Supplement. See “Certain Income Tax Considerations.”

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of British Columbia, Canada, some of our directors and a majority of our officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States and certain of the experts named in this Prospectus are residents of Canada and a substantial portion of our assets are located outside the United States. See “Enforceability of Civil Liabilities.”

Michael Abrams, Daniel Kisner, Frank Karbe and Mark Murray reside outside of Canada. Although Drs. Abrams, Kisner and Murray, and Mr. Karbe, have appointed Farris, Vaughan, Wills & Murphy LLP as their agents for service of process in Canada, it may not be possible for investors to enforce judgements obtained in Canada against Drs. Abrams, Kisner and Murray, and Mr. Karbe.

All shelf information omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement before you invest in the securities.

Our business and an investment in the Securities involve significant risks. See “Risk Factors.”

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers through agents. The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters will be named in the related Prospectus Supplement. See “Plan of Distribution.”

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution,” the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution.”

You should rely only on the information contained in this Prospectus and any Prospectus Supplement prepared for a particular offering of Securities. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of the Prospectus, regardless of the time of delivery of this Prospectus or of any sale of our Securities.

ii

This Prospectus contains references to both United States dollars and Canadian dollars. All references in this document to “dollars” or “$” are to Canadian dollars unless otherwise indicated. United States dollars are referred to as US$.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

iii

As used in this Prospectus, the terms “Tekmira”, the “Company”, “we”, “us”, and “our” refer to Tekmira Pharmaceuticals Corporation, and, unless the context requires otherwise, the subsidiaries through which it conducts business.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with U.S. GAAP. Historically, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also SEC registrants the option of preparing their financial statements under U.S. GAAP. Based on the fact that a number of our peers and collaborators report under U.S. GAAP, we concluded that U.S. GAAP is more relevant to the users of our financial statements than Canadian GAAP. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, forward-looking statements). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,”

“anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects” and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends, and the negative of such expressions. Forward-looking statements in this Prospectus, including the documents incorporated by reference, include statements about, among other things:

•

statements about Tekmira’s expected payments from the licensing agreement with Alnylam Pharmaceuticals, Inc. (Alnylam), payments from the U.S. Government Department of Defence (DoD) to develop TKM-Ebola, and any royalty payments from Talon Therapeutics, Inc. (Talon) and cash runway extending into 2015;

•	Tekmira’s plans to advance multiple products into human clinical trials;

•	use of Tekmira’s lipid nanoparticle (LNP) technology by Tekmira’s licensees;

•	expected timing of Phase 2 clinical trials for TKM-PLK1;

•	the development of other product candidates in Tekmira’s pipeline, including the expected timing for the nomination of Tekmira’s next product candidate;

•	the modification request to the existing TKM-Ebola contract with the DoD to integrate recent advancements in LNP formulation and manufacturing technology;

•	expected timing of the completion and submission of the LNP formulation work to the FDA and the initiation of a new Phase 1 clinical trial for TKM-Ebola;

•	the quantum and timing of future milestone and royalty payments expected from the ALN-TTR, ALN-VSP, ALN-PCS and other LNP-enabled product development programs of Alnylam;

•	the timing of an ALN-TTR pivotal or Phase 3 clinical trial;

•	the timing of an ALN-VSP clinical trial in China;

•

Tekmira’s expectations of entering into a cross license agreement with AlCana Technologies, Inc. (AlCana), which includes anticipated milestone and royalty payments and an expected agreement for AlCana not to compete in the RNAi field for five years;

•	Licenses from Alnylam for the discovery, development and commercialization of RNAi products directed to thirteen gene targets;

•	expected royalty payments from commercial sales of products developed by Tekmira partners;

•	Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management;

•	RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners;

•	selection of additional product candidates;

•	timing of release of clinical data;

•	the effects of Tekmira’s products on the treatment of cancer, infectious disease, alcohol dependence and other diseases;

•	statements and details of the TKM-PLK1 and TKM-Ebola Phase 1 human clinical trials;

•	Tekmira’s expectations with respect to existing and future agreements with third parties; and

•	estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for cancer, infectious disease, alcohol dependence and other diseases; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the DoD; results in preclinical models are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s partners including Alnylam, Talon, the DoD, and others; Tekmira’s financial position and its ability to execute its business strategy; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors that could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein, including the documents incorporated by reference herein. Known risk factors include, among others:

•	expected further milestone and royalty payments related to the licensing agreement between Tekmira and Alnylam may not be received in the quantum and on the timing currently anticipated, or at all;

•	payments received from Tekmira’s partners, including Alnylam, the DoD, and Talon may not be sufficient to fund Tekmira’s continued business plan as currently anticipated;

•	TKM-PLK1 may never enter into Phase 2 clinical trials;

•	Tekmira may not receive any additional non-exclusive or exclusive licenses from Alnylam to develop RNAi therapeutic products;

•	the possibility that Tekmira does not enter into a cross license agreement with AlCana on a timely basis;

•	Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others;

•	Tekmira’s research and development capabilities and resources will not meet current or expected demand;

•	Tekmira’s development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all;

•	anticipated payments under contracts with Tekmira’s collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira;

•	Tekmira’s products may not prove to be effective in the treatment of cancer, infectious disease, alcohol dependence or other diseases;

•	the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of;

•

the FDA will not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials;

•	the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions;

•	future operating results are uncertain and likely to fluctuate;

•	competition from other pharmaceutical or biotechnology companies;

•	Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all;

•	economic and capital market conditions;

•	a pivotal or Phase 3 trial for ALN-TTR may not start as currently anticipated, or at all;

•	a clinical trial for ALN-VSP may not start as currently anticipated, or at all;

•	the U.S. Government may reduce or cancel certain defense spending, including Tekmira’s contract to develop TKM-Ebola;

•

FDA may decide that TKM-Ebola “Animal Rule” data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola;

•	the release of data from the TKM-PLK1 Phase 1 human clinical trials may not occur in the expected timeframe, or at all;

•	the DoD may not accept the modification request to the existing TKM-Ebola to integrate recent advancements in LNP formulation and manufacturing technology;

•

we may not complete the work necessary for the submission of the new LNP formulation for TKM-Ebola to the FDA in the anticipated timeframe, or at all or the FDA may require additional work to be completed in order to implement a new LNP formulation in the TKM-Ebola program;

•	we may not initiate a new TKM-Ebola Phase 1 clinical trial in the anticipated timeframe, or at all;

•	pre-clinical and clinical trials may be more costly or take longer to complete than anticipated;

•	pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate;

•	Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements and for which Tekmira’s insurance coverage is insufficient;

•	Tekmira’s cash runway may not extend as far as anticipated, and may be substantially less than required to continue current operations; and

•	the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

More detailed information about these and other factors is included in this Prospectus under the sections entitled “Risk Factors” and in the documents incorporated by reference into this Prospectus, including the Company’s annual information form on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com or at www.sec.gov/edgar.shtml. Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward looking statements are based upon our beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada. You may obtain copies of the documents incorporated by reference in this Prospectus on request without charge from our Director of Investor Relations and Corporate Communications at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, telephone: (604) 419-3200, and are also available electronically on SEDAR at www.sedar.com.

The following documents, which we have filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	our unaudited financial statements for the three and nine month period ended September 30, 2012, as amended and filed on December 18, 2012 on SEDAR;

(b)	our management’s discussion and analysis of financial condition and results of operations dated November 13, 2012 for the three and nine month period ended September 30, 2012, as amended and filed on December 18, 2012 on SEDAR;

(c)	our material change report dated November 22, 2012 regarding the settlement agreement and new license agreement with Alnylam Pharmaceuticals, Inc.;

(d)	our management proxy circular dated May 15, 2012, prepared in connection with the annual meeting of our shareholders held on June 20, 2012;

(e)	our annual information form on Form 20-F dated March 27, 2012 for the fiscal year ended December 31, 2011;

(f)	our audited consolidated balance sheets as at December 31, 2011 and December 31, 2010 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and notes comprising a summary of significant accounting policies and other explanatory information;

(a)	our management’s discussion and analysis of financial condition and results of operations dated March 27, 2012 for the year ended December 31, 2011;

(b)	our material change report dated March 6, 2012 regarding the closing of a private placement of units for gross proceeds of approximately CDN$4.1 million; and,

(c)	our material change report dated January 3, 2012 regarding our securing a US$3.0 million term loan from Silicon Valley Bank.

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by us with a securities commission or any similar authority in Canada after the date of this Prospectus and during the currency of this Prospectus shall be deemed to be incorporated by reference in this Prospectus. Any such document filed by us with, or furnished by us, to the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the Exchange Act), after the date of the Prospectus shall be deemed to be filed as exhibits to the Registration Statement on Form F-10 of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, a securities commission or similar regulatory authority in Canada during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed, and including all disclosure in this Prospectus derived from the aforementioned filings, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related management’s discussion and analysis being filed by us with a securities commission or similar regulatory authority in Canada during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis, and including all disclosure in this Prospectus derived from the aforementioned filings shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management proxy circular relating to an annual meeting of holders of Common Shares being filed by us with a securities commission or similar regulatory authority in Canada during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares and all disclosure in this Prospectus derived from the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We and our wholly-owned subsidiary, Protiva Biotherapeutics, Inc. (Protiva), are each incorporated under the laws of the Province of British Columbia, Canada, and a substantial portion of our assets are located outside the United States. In addition, some of our directors and a majority of our officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. Additionally, it may not be possible for you to enforce judgments obtained in United States courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to whether an original action could be brought in Canada against us or our directors or officers based solely upon United States federal or state securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of United States federal or state securities laws.

We filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed National Registered Agents, Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement, of which this Prospectus forms a part.

CURRENCY AND EXCHANGE RATES

We use the Canadian dollar as our reporting currency. In this Prospectus, unless stated otherwise or the context requires, all dollar amounts are expressed in Canadian dollars. All references to “$” or “dollars” are to the lawful currency of Canada and all references to “US$” are to the lawful currency of the United States. In this Prospectus, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange for conversion of one Canadian dollar to United States dollars as reported by the Bank of Canada on January 15, 2013.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average rates of exchange in effect during such periods; (iii) the high rates of exchange in effect during such periods; and (iv) the low rates of exchange in effect during such periods, such rates, in each case, based on the applicable noon rates of exchange for conversion of one Canadian dollar to United States dollars as reported by the Bank of Canada.

	Year Ended December 31,
	2012	2011	2010
Period end	$1.0051	$0.9833	$1.0054
Average	$1.0004	$1.0111	$0.9709
High	$1.0299	$1.0583	$1.0054
Low	$0.9599	$0.9430	$0.9278

On January 15, 2013, the noon exchange rate quoted by the Bank of Canada for conversion of one Canadian dollar to United States dollars was $1.00 = US$1.0164.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Registration Statement on Form F-10, of which this Prospectus forms a part, with the SEC. This Prospectus does not contain all the information included in the Registration Statement. For further information about us and the Securities, please refer to the Registration Statement, including the exhibits to the Registration Statement.

We are a “foreign private issuer” as defined under United States securities laws, and, as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act to which domestic United States issuers are subject. In addition, as a foreign private issuer we are exempt from the proxy solicitation rules under the Exchange Act. Furthermore, the insider reporting and short-profit provisions under Section 16 of the Exchange Act are not applicable to us. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

The reports and other information filed and furnished by us with the SEC can be inspected on the SEC’s website at www.sec.gov/edgar.shtml and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You can also obtain copies of reports and other information that we file with the Canadian provincial securities commissions, which is available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

TEKMIRA PHARMACEUTICALS CORPORATION

This summary does not contain all the information about Tekmira Pharmaceuticals Corporation that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

Tekmira was incorporated under the Business Corporations Act (British Columbia) (the BCBCA), on October 6, 2005 and commenced active business on April 30, 2007 when Tekmira and its parent company, Inex Pharmaceuticals Corporation (Inex), were reorganized under a statutory plan of arrangement completed under the provisions of the BCBCA. The reorganization saw Inex’s entire business transferred to and continued by Tekmira.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

OUR BUSINESS

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference (RNAi) therapeutics and providing its leading lipid nanoparticle (LNP) delivery technology to pharmaceutical partners.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our partners’ products and are developing an Ebola antiviral product, called TKM-Ebola, under a Transformational Medical Technologies (TMT) contract with the United States Government Department of Defense (DoD). Our focus is on advancing products that utilize our proprietary LNP technology for the delivery of small interfering RNA (siRNA), multivalent RNA (MV-RNA), or Unlocked Nucleobase Analogs (UNA). These therapeutic products are intended to treat diseases through a process known as RNA interference, which prevents the production of disease associated proteins. We have rights under the RNAi intellectual property of Alnylam Pharmaceuticals, Inc. (Alnylam) to develop thirteen RNAi therapeutic products. In addition, we have exclusive access to use MV-RNA technology from Halo-Bio RNAi Therapeutics, Inc. (Halo) and non-exclusive access to use UNAs from Marina Biotech, Inc. (Marina) for the development of RNAi therapeutic products.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam and Merck & Co., Inc. (Merck), and Alnylam has provided certain access to our LNP delivery technology to some of its partners. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the U.S. Government, through their TMT program, and other undisclosed pharmaceutical and biotechnology companies. Outside the field of RNAi, we have legacy licensing agreements with Talon Therapeutics, Inc. (Talon) and Aradigm Corporation (Aradigm).

Internal Product Candidates

TKM-PLK1

Our lead oncology product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in adjacent healthy tissue. TKM-PLK1 targets PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. TKM-PLK1 is currently in a Phase 1 clinical trial being conducted at medical centers in the United States. The Phase 1 trial is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial is enrolling patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response and the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

On August 14, 2012, we released interim results from the TKM-PLK1 Phase 1 study, which employs a unique LNP developed for oncology applications, showing that TKM-PLK1 was generally well tolerated. TKM-PLK1 has shown drug activity to date, including one patient with a partial response and another patient who attained stable disease. Once complete, results from the Phase 1 clinical trial, including additional measures of drug activity, will be presented at a forthcoming scientific meeting. Tekmira anticipates initiating a Phase 2 clinical trial in the second half of 2013.

TKM-Ebola

For many years, the Zaire strain of Ebola virus (ZEBOV) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are no approved treatments for Ebola or other hemorrhagic fever viruses. On July 14, 2010, we signed a contract with the DoD to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. The initial funding for the development of TKM-Ebola includes completion of preclinical development, filing an IND application with the FDA and the completion of a Phase 1 human safety clinical trial. Under the contract we invoice the DoD for direct labor, third party costs and an apportionment of overheads plus an incentive fee. The funding is paid through monthly reimbursements, and the DoD has the ability to cancel at any time.

In November 2012, we disclosed that we have submitted a modification request to the existing contract to the DoD in order to integrate recent advancements in LNP formulation and manufacturing technology in the TKM-Ebola development program. Tekmira has initiated pre-clinical and chemistry, manufacturing and control studies that support the use of these improvements in the program. This development strategy will be accommodated by modifications to the existing contract, allowing both Tekmira and TMT to benefit from the significant advancements in LNP formulation technology made by Tekmira since the commencement of the TMT-funded program in July 2010. It is expected that the LNP formulation work will be completed and submitted to the FDA in the second half of 2013 in order to initiate a new Phase 1 clinical trial.

Other Preclinical Candidates

We have a number of other preclinical candidates in our pipeline addressing a wide range of therapeutic needs such as alcohol dependence and additional oncology targets. We intend to continue to generate data to support the advancement of the most promising of these targets, and we expect to be in a position to nominate our next product candidate for development in the first half of 2013.

Partners’ Product Candidates

Alnylam is developing LNP-enabled products, including ALN-TTR, ALN-VSP, and ALN-PCS, which are in various phases of clinical development. We are entitled to receive certain milestone payments and will receive royalty payments based on the commercial sales of these products. Refer to the “Recent Developments” section for a more detailed discussion of our licensing agreement with Alnylam.

Talon is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo (Optisomal Vincristine), Alocrest (Optisomal Vinorelbine) and Brakiva (Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon has agreed to pay us milestones and royalties and is responsible for all future development and future expenses. In October 2012, we received a US$1.0 million milestone payment based on the FDA accelerated approval of Marqibo in August 2012 and will receive royalty payments based on Marqibo’s commercial sales, which are expected to start in 2013.

Under a legacy licensing agreement with Aradigm, we are entitled to certain milestone payments for each disease indication, to a maximum of two, pursued by Aradigm using our technology. In addition, we are entitled to royalties on any product revenue.

RECENT DEVELOPMENTS

Alnylam settlement and license agreement

On November 12, 2012, we entered into an agreement to settle all litigation between Tekmira and Alnylam and AlCana Technologies, Inc. (AlCana), and we also entered into a new licensing agreement with Alnylam that replaces all earlier licensing, cross-licensing, collaboration, and manufacturing agreements. Tekmira expects to enter into a separate cross-license agreement with AlCana that will include milestone and royalty payments.

As a result of the new Alnylam license agreement, Tekmira received US$65 million in cash in November. This includes US$30 million associated with the termination of the manufacturing agreement and US$35 million associated with the termination of the previous license agreements, as well as a reduction of the milestone and royalty schedules associated with Alnylam's ALN-VSP, ALN-PCS, and ALN-TTR programs. Of the US$65 million received from Alnylam, US$18.7 million was subsequently paid by us to our lead legal counsel representing us in the lawsuit against Alnylam and AlCana, in satisfaction of the contingent obligation owed to that counsel. We are also eligible to receive an additional US$10 million in near-term milestones, comprised of a US$5 million payment upon ALN-TTR entering a pivotal trial and a US$5 million payment related to initiation of clinical trials for ALN-VSP in China. Both near-term milestones are expected to occur in 2013. In addition, Alnylam has transferred all agreed upon patents and patent applications related to LNP technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to Tekmira and we will own and control prosecution of this intellectual property portfolio. Tekmira is the only company able to sublicense LNP intellectual property in future platform-type relationships. Alnylam has a license to use Tekmira’s intellectual property to develop and commercialize products and may only sublicense Tekmira’s LNP technology to its partners if it is part of a product sublicense. Alnylam will pay Tekmira milestones and single-digit percentage royalties as Alnylam’s LNP-enabled products are developed and commercialized.

The licensing agreement with Alnylam also grants us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of

RNAi products directed to thirteen gene targets – three exclusive and ten non-exclusive licenses – provided that they are not subject to a binding contractual obligation to a third party by Alnylam, or subject to an active internal development program by Alnylam. Licenses for five of the ten non-exclusive targets – ApoB, PLK1, Ebola, WEE1, and CSN5 – have already been granted, along with an additional license for ALDH2, which has been granted on an exclusive basis. In consideration for this license, we have agreed to pay single-digit percentage royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations). Alnylam no longer has “opt-in” rights to Tekmira’s lead oncology product, TKM-PLK1, so we now hold all development and commercialization rights related to TKM-PLK1. We will have no milestone obligations on the three exclusive licenses.

Tekmira and AlCana have agreed to settle all on-going litigation between the parties. Tekmira and AlCana have entered into a binding term sheet, which outlines a cross-license agreement that will include milestone and royalty payments, and AlCana has agreed not to compete in the RNAi field for five years.

On November 29, 2012, Tekmira disclosed that it had obtained a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog from Marina for the development of RNAi therapeutics. UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects.

RISK FACTORS

The purchase of Securities offered under this Prospectus involves risks that prospective purchasers should take into consideration when making a decision to purchase such Securities. Investors should carefully consider the risks described below, together with all of the other information included in this Prospectus and the documents incorporated by reference into this Prospectus, before making an investment decision. This discussion of risk factors will be updated from time to time in our subsequent filings with the Canadian securities regulatory authorities, including in subsequent annual and quarterly management’s discussion and analysis and annual information forms. If any of the following risks actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected. In such an event, the trading price of our Securities could decline and you may lose part or all of your investment. You should not consider an investment in our Securities unless you are capable of sustaining an economic loss of the entire investment.

Risks Related to Our Business

We are in the early stages of our development and because we have a short development history with ribonucleic acid interference (RNAi), there is a limited amount of information about us upon which you can evaluate our RNAi business and prospects.

We have not begun to market or generate revenues from the commercialization of any RNAi products. We have only a limited history upon which one can evaluate our RNAi business and prospects as our RNAi therapeutic products are still at an early stage of development and thus we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully:

•	execute product development activities using an unproven technology;

•	build, maintain and protect a strong intellectual property portfolio;

•	gain acceptance for the development and commercialization of any product we develop;

•	develop and maintain successful strategic relationships; and

•

manage our spending and cash requirements as our expenses are expected to increase due to research and preclinical work, clinical trials, regulatory approvals, and commercialization and maintaining our intellectual property portfolio.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop products, raise capital, expand our business or continue our operations.

The approach we are taking to discover and develop novel drug products is unproven and may never lead to marketable drug products.

We intend to concentrate our internal research and development efforts in the future on RNAi technology, and our future success depends in part on the successful development of RNAi technology and products based on RNAi technology. While RNAi technology is based on a naturally occurring process that takes place inside cells, which can suppress the production of specific proteins, and has the potential to generate therapeutic drugs that take advantage of that process, neither we nor any other company has received regulatory approval to market a therapeutic product based on RNAi technology. The scientific discoveries that form the basis for our efforts to discover and develop new products are relatively new. While there are a number of RNAi therapeutics in development, very few product candidates based on these discoveries have ever been tested in humans and there can be no assurance that any RNAi therapeutic product will be approved for commercial use.

Further, our focus solely on RNAi technology for developing products, as opposed to multiple, more proven technologies for product development, increases our risks. If we are not successful in developing a product candidate using RNAi technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

Risks Related to Our Financial Results and Need for Financing

We will require substantial additional capital to fund our operations. If additional capital is not available, we may need to delay, limit or eliminate our research, development and commercialization processes and may need to undertake a restructuring.

At September 30, 2012 we had $5.1 million in working capital excluding warrants, deferred revenue and deferred expense balances. We believe that our current funds on hand, including the funds received from Alnylam in November 2012 (net of fees paid to our litigation counsel), plus funds expected to be received from Alnylam, Talon and the U.S. Government will be sufficient to continue our product development into 2015. Within the next several years, substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	revenues earned from our partners, including Alnylam and Talon;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical and biotechnology companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or reduce expenses associated with non-core activities. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

We have incurred losses in nearly every year since our inception and we anticipate that we will not achieve sustained profits for the foreseeable future. To date, we have had no product revenues.

With the exception of the year ended December 31, 2006, we have incurred losses each fiscal year since inception until December 31, 2011 and have not received any revenues other than from research and development collaborations, license fees and milestone payments. From inception to September 30, 2012, we have an accumulated net deficit of $267.4 million. As we continue our research and development and clinical trials and seek regulatory approval for the sale of our product candidates, we do not expect to attain sustained profitability for the foreseeable future. We do not expect to achieve sustained profits until such time as strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenues to fund our continuing operations. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to remain consistently profitable or increase our profitability.

Risks Related to Our Dependence on Third Parties

We expect to depend on new and existing partners, including Alnylam and the DoD, for a significant portion of our revenues to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. If these partnerships are unsuccessful, our business could be adversely affected.

We expect that we will depend in part on Alnylam, Talon and the DoD to provide revenue to fund our operations, especially in the near term. Alnylam and the DoD represented 10% and 76%, respectively, of our operating revenue for the nine month period ended September 30, 2012. Furthermore, our strategy is to enter into various additional arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We may be unable to continue to establish such collaborations, and any collaborative arrangements we do establish may be unsuccessful.

Should any collaborative partner fail to develop or ultimately successfully commercialize any of the products to which it has obtained rights, our business may be adversely affected. In addition, once initiated, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

We expect the DoD to fund our TKM-Ebola program through to completion of a Phase 1 human safety clinical trial and possibly beyond that to FDA drug approval. The quantum and timing of funding may not be what we have projected and the DoD could cancel this funding at any time.

The contract we signed with the DoD on July 14, 2010 is for funding of up to US$34.7 million for our TKM-Ebola program through to the completion of a Phase 1 human safety clinical trial and certain manufacturing objectives. The DoD may later extend the contract to cover the entire TKM-Ebola program through to FDA drug approval. Tekmira has submitted a modification request to the existing contract to the DoD in order to integrate recent advancements in LNP formulation and manufacturing technology in the TKM-Ebola development program. There is a risk that we may not complete the work necessary for the submission of the new LNP formulation for TKM-Ebola to the FDA in the anticipate timeframe, or at all or the FDA may require additional work to be completed in order to implement a new LNP formulation in the TKM-Ebola program.

This is our first DoD contract of any notable size. Our lack of experience in dealing with the DoD brings uncertainty into our cash flow projections and uncertainty into our ability to execute the contract within DoD requirements. Furthermore, there is inherent risk in projecting cash flows years ahead for such a complex program. The quantum and timing of funding for the TKM-Ebola program may not be what we have projected and under the terms of the contract or the proposed modification to the contract and the DoD could cancel or suspend this funding, which is paid through monthly reimbursements, at any time.

We rely on third parties to conduct our clinical trials, and if they fail to fulfill their obligations, our development plans may be adversely affected.

We rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our clinical trials. We have contracted with, and we plan to continue to contract with, certain third parties to provide certain services, including site selection, enrolment, monitoring and data management services. Although we depend heavily on these parties, we do not control them and therefore, we cannot be assured that these third parties will adequately perform all of their contractual obligations to us. If our third-party service providers cannot adequately fulfill their obligations to us on a timely and satisfactory basis or if the quality or accuracy of our clinical trial data is compromised due to failure to adhere to our protocols or regulatory requirements, or if such third parties otherwise fail to meet deadlines, our development plans may be delayed or terminated.

We have no sales, marketing or distribution experience and would have to invest significant financial and management resources to establish these capabilities.

We have no sales, marketing or distribution experience. We currently expect to rely heavily on third parties to launch and market certain of our products, if approved. However, if we elect to develop internal sales, distribution and marketing capabilities, we will need to invest significant financial and management resources. For products where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

If we are unable to develop our own sales, marketing and distribution capabilities, we will not be able to successfully commercialize our products, if approved, without reliance on third parties.

We will rely on third-party manufacturers to manufacture our products (if approved) in commercial quantities, which could delay, prevent or increase the costs associated with the future commercialization of our products.

Our product candidates have not yet been manufactured for commercial use. If any of our product candidates becomes approved for commercial sale, in order to supply our or our collaborators’ commercial requirements for such an approved product, we will need to establish third-party manufacturing capacity. Any third-party manufacturing partner may be required to fund capital improvements to support the scale-up of manufacturing and related activities. The third-party manufacturer may not be able to establish scaled manufacturing capacity for an approved product in a timely or economic manner, if at all. If a manufacturer is unable to provide commercial quantities of such an approved product, we will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require us to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent our ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if we are unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture our products in sufficient quantities when needed would seriously harm our business.

Manufacturers of our approved products, if any, must comply with current good manufacturing practices (cGMP) requirements enforced by the FDA and Health Canada through facilities inspection programs. These requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our approved products, if any, may be unable to comply with these cGMP requirements and with other FDA, Health Canada, state, and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, which would seriously harm our business.

Risks Related to Managing Our Operations

We depend upon certain members of our management and scientific staff. The loss of services of one or more of these staff members could adversely affect us.

We depend upon our senior executive officers as well as key scientific, management and other personnel. The competition for qualified personnel in the biotechnology field is intense. We rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. While we currently have employment contracts with our key personnel and are not aware that any are planning to leave or retire, we may not be able to successfully attract and retain skilled and experienced personnel in the future. In particular, we rely on our President and Chief Executive Officer, Mark J. Murray, Ph.D., and our Executive Vice President and Chief Science Officer, Ian MacLachlan, Ph.D. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry and Dr. MacLachlan has been active in molecular therapeutics for more than a decade. If we were to lose either of their services, our ability to develop our technology, add to our pipeline, advance our product candidates and manage our operations and relationships with third parties would be adversely affected.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery and preclinical testing into one that develops products through clinical development and commercialization.

As product candidates we develop enter and advance through clinical trials, we will need to expand our development, regulatory, manufacturing, clinical and medical capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other organizations. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems or controls.

We could face liability from our controlled use of hazardous and radioactive materials in our research and development processes.

We use certain radioactive materials, biological materials and chemicals, including organic solvents, acids and gases stored under pressure, in our research and development activities. Our use of radioactive materials is regulated by the Canadian Nuclear Safety Commission for the possession, transfer, import, export, use, storage, handling and disposal of radioactive materials. Our use of biological materials and chemicals, including the use, manufacture, storage, handling and disposal of such materials and certain waste products is regulated by a number of federal, provincial and local laws and regulations. Although we believe that our safety procedures for handling such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability.

Our business and operations could suffer in the event of information technology system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of pre-clinical trial data or data from completed or ongoing clinical trials for our product candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Our independent auditors have not assessed our internal control over financial reporting. If our internal control over financial reporting is not effective, it could have a material adverse effect on our stock price and our ability to raise capital.

Our management has evaluated, and provided a report with respect to, the effectiveness of our internal control over financial reporting as of December 31, 2011. However, because we are a “non-accelerated filer” within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, our independent auditors are not required to assess our internal control over financial reporting or to provide a report thereon. Although our management has determined that our internal control over financial reporting was effective as of the evaluation date, there can be no assurance that our independent auditors would agree with our management’s conclusion. Furthermore, if our market capitalization, excluding affiliated stockholders, at June 30 of any fiscal year is greater than US$75 million, then we will be required to obtain independent auditor certification on the adequacy of our internal control over financial reporting for that fiscal year. If our internal control over financial reporting is determined in the future to not be effective, whether by our management or by our independent auditors, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could materially adversely affect our stock price and our ability to raise capital necessary to operate our business. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel.

Risks Related to Our Industry

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

The manufacture and sale of human therapeutic products are governed by a variety of statutes and regulations. There can be no assurance that our product candidates will obtain regulatory approval.

To obtain marketing approval, U.S. and Canadian laws require:

•	controlled research and human clinical testing;

•	establishment of the safety and efficacy of the product for each use sought;

•	government review and approval of a submission containing manufacturing, pre-clinical and clinical data;

•	adherence to Good Manufacturing Practice Regulations during production and storage; and

•	control of marketing activities, including advertising and labelling.

The product candidates we currently have under development will require significant development, pre-clinical and clinical testing and investment of significant funds before their commercialization. Some of our product candidates, if approved, will require the completion of post-market studies. There can be no assurance that such products will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the use of substantial resources. If we fail to obtain regulatory approvals, our operations will be adversely affected. Further, there can be no assurance that product candidates employing a new technology will be shown to be safe and effective in clinical trials or receive applicable regulatory approvals.

Other markets have regulations and restrictions similar to those in the U.S. and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which affects our business in any jurisdiction where we develop product candidates.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product candidate.

We must demonstrate our product candidates’ safety and efficacy in humans through extensive clinical testing. Our research and development programs are at an early stage of development. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of any products, including the following:

•	the results of pre-clinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

•	we, our collaborators or regulators, may suspend or terminate clinical trials because the participating subjects or patients are being exposed to unacceptable health risks; and

•	our product candidates may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval of our product candidates by the regulatory authorities. The clinical trials of our product candidates may not be completed on schedule, and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of a product candidate, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

It may take us longer than we are currently projecting to complete our clinical trials, and we may not be able to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying or enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our product candidates as projected or may not conduct them successfully.

We rely on academic institutions, hospitals, medical clinics and/or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or if we experience delays in, any of our planned clinical trials, our ability to conduct business as currently planned could be harmed.

Even if we achieve regulatory approval, future regulatory reviews or inspections may result in the suspension or withdrawal of one or more of our products, closure of a facility or enforcement of substantial fines.

If regulatory approval to sell any of our product candidates is received, regulatory agencies may, nevertheless, limit the categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacture and the manufacturers’ facilities to continual review and periodic inspection. If previously unknown problems with a product or manufacturing and laboratory facility are discovered or we fail to comply with applicable regulatory approval requirements, a regulatory agency may impose restrictions on that product or on us. The agency may require the withdrawal of the product from the market, closure of the facility or enforcement of substantial fines.

Our ability to successfully commercialize human therapeutic products may depend in part on reimbursement for the cost of such products and related treatments from government health administration authorities, private health coverage insurers and other organizations.

Third-party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and adequate third-party coverage may not be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. When we partner our product candidates we will typically be relying on that partner to obtain cost reimbursement from third parties for the product candidate.

Product candidates we develop, if approved for marketing, may be slow to achieve market acceptance or gain market acceptance at all.

The product candidates that we are trying to develop will compete with a number of drugs and therapies currently on the market, as well as products currently under development. The rate and degree of market acceptance of our products will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatments. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that we may develop.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health-care providers, pharmaceutical companies, or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Although we currently have product liability insurance coverage for our clinical trials for expenses or losses, our insurance coverage is limited to US$10 million per occurrence, and US$10 million in the aggregate, and may not reimburse us or may not be sufficient to reimburse us for any or all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

The Animal Rule is a new and seldom-used approach to seeking approval of a new drug, and our TKM-Ebola program may not meet the requirements for this path to regulatory approval.

We plan to develop the TKM-Ebola therapeutic product candidate to treat Ebola virus using the “Animal Rule” regulatory mechanism. Pursuant to the Animal Rule, we must demonstrate efficacy in animal models and safety in humans. There is no guarantee that the FDA will agree to this approach to the development of TKM-Ebola, considering that no validated animal model has been established as predicting human outcomes in the prevention or treatment of the Ebola virus. The FDA may decide that our data are insufficient for approval and require additional pre-clinical, clinical, or other studies, or refuse to approve our products, or place restrictions on our ability to commercialize those products. Animal models represent, at best, a rough approximation of efficacy in humans, and, as such, countermeasures developed using animal models will be untested until their use in humans during an emergency.

Risks Related to Patents, Licenses and Trade Secrets

Other companies or organizations may assert patent rights that prevent us from developing or commercializing our products.

RNA interference is a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain patents in the field. These applications claim many different methods, compositions and processes relating to the discovery, development and commercialization of RNAi therapeutic products. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will be issued, when, to whom, and with what claims. It is likely that there could be litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field.

In addition, there are many issued and pending patents that claim aspects of siRNA chemistry technology that we may need to apply to our product candidates. There are also many issued patents that claim genes or portions of genes that may be relevant for siRNA drug products we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market products or perform research and development or other activities covered by these patents.

Our patents and patent applications may be challenged and may be found to be invalid, which could adversely affect our business.

Certain Canadian, U.S. and international patents and patent applications we own involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged for the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Also, we face the following intellectual property risks:

•	some or all patent applications may not result in the issuance of a patent;

•	patents issued may not provide the holder with any competitive advantages;

•	patents could be challenged by third parties;

•	the patents of others, including Alnylam, could impede our ability to do business;

•	competitors may find ways to design around our patents; and

•	competitors could independently develop products which duplicate our products.

A number of industry competitors and institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses is prohibited. In addition, we could incur substantial costs in defending patent infringement suits brought against us or in filing suits against others to have such patents declared invalid. As publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain we or any licensor was the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions. Any future proceedings could result in substantial costs, even if the eventual outcomes are favorable. There can be no assurance that our patents, if issued, will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Our business depends on our ability to use RNAi technology that we have licensed or will in the future license from third parties, including Alnylam, University of British Columbia (UBC), AlCana, Halo, and Marina, and, if these licenses were terminated or if we were unable to license additional technology that we may need in the future, our business will be adversely affected.

We currently hold licenses for certain technologies that are or may be applicable to our current and subsequent product candidates. These include a license to core siRNA patents held or applied for by Alnylam; a license to MV-RNA technology from Halo and a license to UNA technology from Marina. The licenses are subject to termination in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. The UBC license, which is sublicensed to Alnylam, is subject to termination with respect to one or more particular patents if we and Alnylam were to cease patent prosecution or maintenance activities with respect to such patent(s), or in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. There can be no assurance that these licenses will not be terminated. We may need to acquire additional licenses in the future to technologies developed by others, including Alnylam. For example, Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets (three exclusive and ten non-exclusive licenses). Licenses for the five non-exclusive targets and one exclusive target have already been granted. We have rights to select the gene targets for up to two more exclusive licenses from Alnylam, which would only be made available to us only if they have not been previously selected by Alnylam or one of its other partners. This will limit the targets available for selection by us, and we may never be able to select gene targets or may be required to make our selection from gene targets that have minimal commercial potential. Furthermore, future license agreements may require us to make substantial milestone payments. We will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed RNAi technology. For some of our licensed RNAi technology, we are responsible for the costs of filing and prosecuting patent applications. The termination of a license or the inability to license future technologies on acceptable terms may adversely affect our ability to develop or sell our products.

We expect to enter into a cross-license agreement with AlCana based on a binding term sheet signed November 12, 2012. The binding term sheet provides us certain access to AlCana’s technology in the RNAi field and AlCana has agreed that it will not compete in the RNAi field for a period of 5 years. See the section entitled “Recent Developments” in this Prospectus. Although we intend on moving forward expeditiously with AlCana, there is a risk that we may not enter into a cross-license agreement with AlCana on a timely basis.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

There has been significant litigation in the biotechnology industry over contractual obligations, patents and other proprietary rights, and we may become involved in various types of litigation that arise from time to time. Involvement in litigation could consume a substantial portion of our resources, regardless of the outcome of the litigation. Counterparties in litigation may be better able to sustain the costs of litigation because they have substantially greater resources. If claims against us are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses, and pay substantial milestones or royalties in order to continue to develop, manufacture or market the affected products. Involvement and continuation of involvement in litigation may result in significant and unsustainable expense, and divert management’s attention from ongoing business concerns and interfere with our normal operations. Litigation is also inherently uncertain with respect to the time and expenses associated therewith, and involves risks and uncertainties in the litigation process itself, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals. Ultimately we could be prevented from commercializing a product or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights and the costs associated with litigation, which could have a material adverse effect on our business, financial condition, and operating results and could cause the market value of our Common Shares to decline.

Confidentiality agreements with employees and others, including collaborators, may not adequately prevent disclosure of trade secrets and other proprietary information.

Much of our know-how and RNAi technology may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. In order to protect our proprietary RNAi technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, vendors, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could continue to be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to Competition

The pharmaceutical market is intensely competitive. If we are unable to compete effectively with existing drugs, new treatment methods and new technologies, we may be unable to successfully commercialize any product candidates that we develop.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

We will face intense competition from products that have already been approved and accepted by the medical community for the treatment of the conditions for which we are currently developing products. We also expect to face competition from new products that enter the market. We believe a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop products. These products, or other of our competitors’ products, may be more effective, safer, less expensive or marketed and sold more effectively, than any products we develop.

There are a large number of companies that are developing new agents for use in cancer therapy including RNAi therapeutics, and there are other companies developing small molecule drugs designed to inhibit the PLK1 target, including

Boehringer Ingelheim, Onconova Therapeutics and Millennium/Takeda. These agents may be competitive with our product candidate TKM-PLK1. In addition, there are organizations working on treatments for hemorrhagic fever viruses, such as Sarepta Therapeutics, Inc. (Sarepta). We will also face competition for other product candidates that we expect to develop in the future.

If we successfully develop product candidates, and obtain approval for them, we will face competition based on many different factors, including:

•	the safety and effectiveness of our products;

•	the ease with which our products can be administered and the extent to which patients accept new routes of administration;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	price;

•	reimbursement coverage; and

•	patent position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or uncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and the ability to execute on our business plan. Furthermore, we also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we are targeting and may target could make our product candidates noncompetitive, obsolete or uneconomical.

We face competition from other companies that are working to develop novel products using technology similar to ours. If these companies develop products more rapidly than we do or their technologies, including delivery technologies, are more effective than ours, then our ability to successfully commercialize products will be adversely affected.

In addition to the competition we face from competing products in general, we also face competition from other companies working to develop novel products using technology that competes more directly with our own. There are multiple companies that are working in the field of RNAi, including major pharmaceutical companies such as Novartis International AG, Takeda Pharmaceutical Company Limited, and Merck, and biotechnology companies such as Alnylam, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Arrowhead Research Corporation and its subsidiary, Calando, Marina, RXi Pharmaceuticals Corporation, Dicerna Pharmaceuticals, Inc., Sylentis S.A., Santaris Pharma A/S, Benitec Ltd and Opko Health, Inc., among others. Any of these companies may develop its RNAi technology more rapidly and more effectively than we do or may develop products against the same target or disease indication that we are pursuing.

We also compete with companies working to develop antisense-based drugs, such as Isis Pharmaceuticals, Inc. and Sarepta. Like RNAi therapeutic products, antisense drugs target messenger RNAs, or mRNAs, in order to suppress the activity of specific genes. Isis is the developer of a currently approved antisense drug and has several antisense product candidates in clinical trials. Isis has also licensed its antisense technology to a number of other companies that are developing antisense-based drugs. The development of antisense drugs is more advanced than that of RNAi therapeutic products, and antisense technology may become the preferred technology for products that target mRNAs to silence specific genes.

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to the relevant cell and tissue types. Our competitors may develop safer and more effective means to deliver siRNAs to the relevant cell and tissue types than our existing lipid nanoparticle delivery technology, and our ability to successfully commercialize our products would be adversely affected. In addition, substantial resources are being expended by third parties in the effort to discover and develop alternative means of delivering siRNAs into the relevant cell and tissue types, both in academic laboratories and in the corporate sector. Some of our competitors have substantially greater resources than we do, and if our competitors are able to negotiate exclusive access to those delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

Other Risks

Our articles and certain Canadian laws could delay or deter a change of control.

Our preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles allow our board, without shareholder approval, to determine the special rights to be attached to our preferred shares, and such rights may be superior to those of our Common Shares.

In addition, limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act in Canada. This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

The exercise of all or any number of outstanding stock options, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute our Common Shares.

We have in the past and may in the future grant to some or all of our directors, officers and employees options to purchase our Common Shares and other stock-based awards as non-cash incentives to those persons. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

Any additional issuance of shares or a decision to acquire other businesses through the sale of equity securities, may dilute our investors’ interests, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. Such issuance may cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the price of our Common Shares or a change in control.

We do not expect to pay dividends for the foreseeable future.

We have not paid any dividends to date and we do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest future earnings, if any, in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their Common Shares, and shareholders may be unable to sell their shares on favourable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase our Common Shares.

The value of our securities, including our Common Shares, might be affected by matters not related to our operating performance and could subject us to securities litigation.

The value of our Common Shares may be reduced for a number of reasons, many of which are outside our control, including:

•	general economic and political conditions in Canada, the United States and globally;

•	governmental regulation of the health care and pharmaceutical industries;

•	failure to achieve desired drug discovery outcomes by us or our collaborators;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, drug targets and skilled personnel;

•	the need to obtain required approvals from regulatory authorities;

•	revenue and operating results failing to meet expectations in any particular period;

•	investor perception of the health care and pharmaceutical industries;

•	limited trading volume of our Common Shares;

•	announcements relating to our business or the businesses of our competitors; and

•	our ability or inability to raise additional funds.

DIRECTORS AND EXECUTIVES

The following table sets forth information relating to our directors and executives as at the date of this Prospectus:

Name	Residence	Position
Michael J. Abrams(2)	Custer, Washington, U.S.A.	Director

Kenneth Galbraith(1)(3)	Surrey, British Columbia, Canada	Director

Donald G. Jewell(1)(2)	West Vancouver, British Columbia, Canada	Director

Frank Karbe(1)	Mill Valley, California, U.S.A.	Director

Daniel Kisner(2)(3)	Rancho Santa Fe, California, U.S.A.	Director (Chairman)

Mark J. Murray	Seattle, Washington, U.S.A.	President, Chief Executive Officer and Director

Ian C. Mortimer	North Vancouver, British Columbia, Canada	Executive Vice President, Finance and Chief Financial Officer

Ian MacLachlan	Mission, British Columbia, Canada	Executive Vice President and Chief Scientific Officer

Peter Lutwyche	Vancouver, British Columbia, Canada	Senior Vice President, Pharmaceutical Development

Paul Brennan	White Rock British Columbia, Canada	Senior Vice President Business Development

R. Hector MacKay-Dunn, Q.C.	Vancouver, British Columbia, Canada	Corporate Secretary

(1)	Member of Audit Committee.
(2)	Member of Executive Compensation and Human Resources Committee.
(3)	Member of Corporate Governance and Nominating Committee.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray has served as our President, Chief Executive Officer and Director since May 2008, when Dr. Murray joined Tekmira in connection with the closing of the business combination between Tekmira and Protiva. He previously was the President and CEO and founder of Protiva since its inception in the summer of 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray has held senior management positions at ZymoGenetics and Xcyte Therapies prior to joining Protiva. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised over $30 million in venture capital and executed extensive business development initiatives in the U.S., Europe and Asia. During his R&D career, Dr. Murray worked extensively on three programs that resulted in FDA approved drugs, including the first growth factor protein approved for human use, a program he led for several years following his discovery. Dr. Murray obtained his Ph.D. in Biochemistry from the University of Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman. Dr. Kisner has served as the Chairman of our Board since January 2010. Dr. Kisner is currently an independent consultant. From 2003 until December 2010, Dr. Kisner was a Partner at Aberdare

Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology. He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization. Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc. Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Michael J. Abrams, Ph.D., Director. Dr. Abrams has served as our Director since May 2008. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991, was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardiolite®, and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as CEO and a director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008. Dr. Abrams served as President and CEO of Inimex Pharmaceuticals from 2009 to 2011 and is currently VP of R&D and Chief Innovation Officer for CDRD Ventures.

Kenneth Galbraith, C.A., Director. Mr. Galbraith has served as our Director since January 2010. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada's federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world's leading aquariums and Genome BC and has previously served on the Board of Directors of a number of NASDAQ-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

Donald G. Jewell, C.A., Director. Mr. Jewell has served as our Director since May 2008. Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010, Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of a two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe has served as our Director since January 2010. Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a NASDAQ-listed biotechnology company. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom-Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

Ian C. Mortimer, M.B.A., Executive Vice President, Finance and Chief Financial Officer. Mr. Mortimer has served as our Executive Vice President, Finance, and Chief Financial Officer since May 2008 and Senior Vice President, Finance, and Chief Financial Officer since April 2007. Mr. Mortimer became the Chief Financial Officer of Tekmira after its spin-out from Inex Pharmaceuticals Corporation in 2007 and has responsibilities for Finance and Investor Relations. From 2004 to 2007, Mr. Mortimer was Chief Financial Officer of Inex. From 1997 to 2004, Mr. Mortimer held positions of increasing responsibility at Inex including leading Inex’s investor relations efforts and evaluation of product in-licensing opportunities. He has a B.Sc. in Microbiology from the University of British Columbia, an M.B.A. from Queen’s University and is a Certified Management Accountant.

Ian MacLachlan, Ph.D., Executive Vice President, Chief Scientific Officer. Dr. MacLachlan has served as our Executive Vice President and Chief Scientific Officer since May 2008, when Dr. MacLachlan joined Tekmira in connection with the closing of the business combination between Tekmira and Protiva. Dr. MacLachlan was a founder of Protiva in 2000 and led Protiva’s R&D program since the company’s inception. A graduate of the University of Alberta, where he received both his B.Sc. and Ph.D. in Biochemistry, Dr. MacLachlan spent two years at the Vienna Bio-Center where some of the first experiments in systemic gene delivery were performed. Following this, Dr. MacLachlan conducted postdoctoral research at the Howard Hughes Medical Institute at the University of Michigan in the laboratory of Dr. Gary Nabel, a pioneer in the development of DNA-based therapeutics. Active in molecular therapeutics for more than a decade, he joined Protiva after five years leading the development of the gene transfer technology at Inex Pharmaceuticals. Dr. MacLachlan has been an invited speaker on nucleic acid delivery at the National Institutes of Health, the National Cancer Institute, numerous academic institutions and most major scientific meetings dealing with molecular therapy. He is a member of the New York Academy of Sciences, the Oligonucleotide Therapeutics Society and the American Society of Gene Therapy and serves on the Editorial Board of the journals Molecular Therapy and Oligonucleotides.

Peter Lutwyche, Ph.D., Senior Vice President, Pharmaceutical Development. Dr. Lutwyche has served as our Senior Vice President, Pharmaceutical Development since May 2008, when Dr. Lutwyche joined Tekmira in connection with the completion of the business combination between Tekmira and Protiva. Dr. Lutwyche joined Protiva in February 2008. His responsibilities at Tekmira include manufacturing, process development and quality control for all Tekmira product candidates as well as supporting Tekmira’s collaborative partners as they advance products that utilize Tekmira’s technology. Dr. Lutwyche joined Protiva from QLT Inc., where he was employed for ten years, most recently as Director, Pharmaceutical Development. During his tenure at QLT, Dr. Lutwyche contributed to the development and commercialization of Visudyne as well as leading manufacturing and chemistry efforts for numerous pre-clinical and clinical stage products. Prior to QLT, he was a research scientist at Inex Pharmaceuticals Corporation working with lipid-based formulations of nucleic acids and antibiotics. Dr. Lutwyche holds a Ph.D. in Chemistry from the University of British Columbia.

Paul Brennan, M.Sc., Senior Vice President, Business Development. Mr. Brennan has served as our Senior Vice President, Business Development since September 2010. Mr. Brennan has over 20 years of experience working for pharmaceutical and biotechnology companies in general management, business development, marketing and regulatory affairs. Prior to joining Tekmira, Mr. Brennan was a principal at Pacific BioPartners, a consulting company focused on supporting biotechnology companies with general management and business development expertise. Prior to that he served as CEO of Altair Therapeutics, an emerging biopharmaceutical company based in San Diego, which focused on developing inhaled oligonucleotides for respiratory diseases. Prior to Altair, Mr. Brennan was Senior Vice President, Business Development at Aspreva Pharmaceuticals and was involved in the sale of Aspreva to Vifor Pharma for $915 million. Prior to Aspreva, Mr. Brennan was at AnorMED where he held a number of roles including Acting President during which time he was involved in the sale of AnorMED to Genzyme for $580 million. Mr. Brennan has also held senior positions in business development and regulatory affairs at AstraZeneca, where he worked in Sweden, the United Kingdom and Canada. Mr. Brennan has an MSc and BSc from Queen’s University in Kingston, Ontario.

R. Hector MacKay-Dunn, Q.C., Corporate Secretary. Mr. MacKay-Dunn has served as our Corporate Secretary since May 2010. Mr. MacKay-Dunn is a Senior Partner at Farris, Vaughan, Wills & Murphy LLP. Mr. MacKay-Dunn advises and has served as a director and corporate secretary of private and public growth companies in a broad range of industries on domestic and cross-border private and public securities offerings, mergers and acquisitions, tender offers, and international partnering transactions. Mr. MacKay-Dunn was appointed Queen’s Counsel in 2003. Mr. MacKay-Dunn is the immediate past Chair of the British Columbia Innovation Council, the Province’s lead agency with the mandate to advance ideas into investment-ready companies in the areas of science and technology, a director of British Columbia Leading Edge Endowment Fund, British Columbia’s $60 million program to attract top researchers to B.C.’s universities, and LifeSciences BC, and a former director of Genome British Columbia. Mr. Mackay-Dunn holds a B.A. and J.D. from the University of British Columbia.

PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS

There are no proposed undisclosed material transactions that have progressed to a state where the Company believes that the likelihood of completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, collaboration, acquisition or merger and acquisition activity.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds that we receive from the issue of our Securities will be used for working capital and general corporate purposes, including, but not limited to, progressing our research and development programs, supporting our clinical programs and manufacturing activities, and advancing and protecting our LNP technology.

More specific allocations will be included in an applicable Prospectus Supplement relating to a specific offering of Securities. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds or from the proceeds of any offering under this Prospectus.

At December 31, 2012 we had $46.6 million cash and cash equivalents on hand.

With the exception of the year ended December 31, 2012, we have incurred negative operating cash flow each fiscal year since inception and have not received any revenues other than from research and development collaborations, license fees and milestone payments. As we continue progressing our research and development programs, supporting our clinical programs and our manufacturing activities, and advancing and protecting our LNP technology, we expect to incur negative operating cash flow for the foreseeable future and we expect to finance negative operating cash flow from various sources including our existing cash balances and any net proceeds that we receive from the sale of our Securities.

We will include disclosure in accordance with Item  4 of Canadian Form 44-101F1 in any Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in our share capitalization since December 31, 2011.

As a result of the issuance of Securities under this Prospectus, our share capital may be increased by up to a maximum of US$50,000,000.

DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value, of which 14,319,357 were issued and outstanding as at January 15, 2013, and an unlimited number of Preferred shares without par value, of which none were issued and outstanding as at January 15, 2013. None of our Common Shares are held by us or on behalf of us.

Common Shares

The holders of our Common Shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of Common Shares are entitled to receive on a pro-rata basis such dividends as our board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preferred shares. Our Common Shares carry no pre-emptive or conversion rights.

Preferred Shares

The preferred shares of Tekmira may be issued from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by the directors of Tekmira. The Tekmira preferred shares are entitled to priority over the Common Shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or a winding-up. The holders of preferred shares are entitled to receive notice of any meeting of shareholders and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the directors of Tekmira.

Dividend Policy

We have not paid any dividends since our incorporation. At the discretion of our board of directors, we will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of our board of directors to retain all earnings to finance our business plan.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with Common Shares.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants are denominated;

•	the number of Common Shares that may be purchased on the exercise of the Warrants and conditions and procedures that will result in an adjustment of that number;

•	the exercise price of the Warrants and the dates or periods during which the Warrants are exercisable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants; and

•	any other material terms of the Warrants.

One or more warrant indentures or agreements between us and a warrant agent that we will name in the applicable Prospectus Supplement may be applicable to any issuance of Warrants. Under such warrant indenture or agreement, an original purchaser of Warrants will have a contractual right of rescission following the issuance of Warrants of the Company to such purchaser, entitling the purchaser to receive, in addition to the amount paid on original purchase of the Warrant, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby to receive, in addition to the amount paid on original purchase of the Warrant, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date such Warrants are issued. See “Purchaser’s Contractual Rights of Rescission” below.

Before the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of Common Shares. We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security (including, in the case of a Unit, a contractual right of rescission - see “Purchaser’s Contractual Rights of Rescission” below.). The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currencies in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•

the number of Securities that may be purchased upon exercise of each Unit and the price at which the currency or currencies in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer, adjustment or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PLAN OF DISTRIBUTION

We may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers, or agents;

•	the purchase price of, and form of consideration for, the Securities and the proceeds to us;

•	any delayed delivery arrangements;

•	any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation;

•	the offering price for Securities (or the manner of determination thereof if offered on a non-fixed price basis);

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian provincial and federal securities legislation, or to contribution with respect to payments that such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business. In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Any offering of Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Warrants or Units will not be listed on any securities exchange or any automated dealer quotation system. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants or Units may be sold and purchasers may not be able to resell Warrants or Units purchased under this Prospectus. This may affect the pricing of the Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants or Units or as to the liquidity of the trading market, if any, for the Warrants or Units.

PRICE RANGE AND TRADING VOLUME

Our Common Shares are listed on the TSX under the symbol “TKM” and on the NASDAQ under the symbol “TKMR.” The following table sets forth, for the 12 month period prior to the date of this Prospectus, the reported high and low prices and the average volume of trading of the Common Shares on the TSX and NASDAQ.

Month Ended	NASDAQ High (US$)	NASDAQ Low (US$)	Total Volume	TSX High (CDN$)	TSX Low (CDN$)	Total Volume
January 31, 2013(1)	$5.53	$4.89	303,996	$5.45	$4.85	127,300
December 31, 2012	$5.35	$4.72	573,800	$5.30	$4.67	824,800
November 30, 2012	$6.78	$4.09	2,908,000	$6.49	$4.08	1,388,600
October 31, 2012	$4.35	$3.22	389,400	$4.14	$3.21	656,200
September 30, 2012	$4.22	$3.20	249,600	$4.09	$3.17	230,000
August 31, 2012	$3.88	$2.77	538,900	$3.85	$3.20	586,500
July 31, 2012	$3.59	$2.04	945,600	$3.52	$1.98	571,200
June 30, 2012	$2.12	$1.77	127,700	$2.25	$1.96	85,200
May 30, 2012	$2.75	$1.88	282,300	$2.45	$1.91	171,100
April 30, 2012	$2.80	$2.18	153,600	$2.64	$2.25	97,900
March 31, 2012	$2.91	$2.10	446,400	$2.85	$2.12	713,500
February 29, 2012	$2.56	$1.92	141,200	$2.58	$1.95	355,500
January 31, 2012	$2.66	$1.52	216,500	$2.65	$1.41	301,600

(1)	As of close on January 15, 2013.

PRIOR SALES

Except as disclosed below, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the 12 month period preceding the date of this Prospectus.

The following table summarizes the issuance by us of stock options within the 12 month period preceding the date of this Prospectus.

Date of grant	Number of options	Exercise price
February 1, 2012	100,000	$2.10
May 10, 2012	500	$2.28
May 15, 2012	5,000	$2.19
October 22, 2012	300	$3.80
October 22, 2012	500	$3.80
December 10, 2012	220,000	$5.15

The following table summarizes the issuance by us of our Common Shares pursuant to the exercise of stock options within the 12 month period preceding the date of this Prospectus.

Date of exercise	Number of options	Exercise price
January 17, 2012	675	$0.44
February 15, 2012	200	$1.50
February 23, 2012	1,350	$0.44
April 16, 2012	200	$1.50
July 13, 2012	8,193	$0.44
November 14, 2012	1,467	$1.50
November 14, 2012	3,500	$2.40
November 14, 2012	1,500	$2.10
November 15, 2012	200	$1.50
November 15, 2012	300	$2.40
November 15, 2012	250	$2.10
November 23, 2012	600	$2.40
November 23, 2012	200	$2.10
November 28, 2012	5,000	$1.80
November 28, 2012	5,000	$3.85
November 28, 2012	5,000	$2.40
November 28, 2012	5,000	$1.70
January 15, 2013	5,000	$1.50
January 15, 2013	3,750	$3.85
January 15, 2013	4,000	$2.40
January 15, 2013	1,250	$2.10

The following table summarizes the issuance by us of our Common Shares pursuant to the exercise of warrants within the 12 month period preceding the date of this Prospectus.

Date of exercise	Number of warrants	Exercise price
November 2, 2012	10,000	$3.35
November 15, 2012	4,500	$2.60
November 19, 2012	3,500	$3.35
November 22, 2012	4,700	$3.35
November 26, 2012	180,000	$2.60
November 26, 2012	54,545(1)	$1.65
December 11, 2012	3,300	$3.35
December 18, 2012	4,091	$2.60
December 20, 2012	17,650	$3.35
December 21, 2012	1,550	$3.35

(1)	These warrants were exercised using the cashless exercise provisions contained in the applicable warrant agreement. In lieu of payment of the warrant price, the warrant holder was issued 38,644 Common Shares, which is equal to the value of the warrants at the time of exercise based upon Tekmira’s share price at that time.

On February 29, 2012, we completed a private placement offering of 1,848,601 units at a price of $2.20 per unit for gross proceeds, before expenses, of approximately $4.1 million. Each unit consists of one Common Share and one half of one Common Share purchase warrant, resulting in the issuance of 1,848,601 Common Shares and 924,301 warrants to purchase Common Shares. Each whole warrant entitles the holder to acquire one Common Share at a price of $2.60 for a period of five years from closing.

MATERIAL CONTRACTS

In addition to the material contracts disclosed in our annual information form on Form 20-F for the fiscal year ended December 31, 2011, the following material contracts have been filed on SEDAR subsequent to the filing of our annual information form:

•

The settlement agreement among Tekmira Pharmaceuticals Corporation, Protiva Biotherapeutics Inc., Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc. dated November 12, 2012, which includes a binding term sheet between Tekmira and Alcana (which outlines a cross license agreement that will include milestone and royalty payments and non-compete provisions), as described under the section above entitled “Recent Developments – Alnylam settlement and license agreement”

•

The cross-license agreement by and among Alnylam Pharmaceuticals, Inc., Tekmira Pharmaceuticals Corporation and Protiva Biotherapeutics Inc. dated November 12, 2012 described under the section above entitled “Recent Developments – Alnylam settlement and license agreement”

Additionally, on November 29, 2012, we obtained a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog from Marina Biotech, Inc. for the development of RNAi therapeutics. See the section above entitled “Recent Developments” for additional details. We anticipate filing our license agreement with Marina concurrently with the filing of our annual information form on Form 20-F for the year ended December  31, 2012.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities by an investor who is subject to United States federal taxation.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, certain legal matters relating to the Securities will be passed upon for us by Farris, Vaughan, Wills & Murphy, LLP, with respect to matters of Canadian law, and Dorsey & Whitney LLP, with respect to matters of United States law. The partners and associates of Farris, Vaughan, Wills & Murphy, LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by Tekmira.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia. The Company’s transfer agent and registrar is Canadian Stock Transfer Company Inc. (formerly CIBC Mellon Trust Company of Canada) at its offices in Vancouver, British Columbia.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors KPMG LLP; and

•	powers of attorney from our directors and officers.

PURCHASERS’ CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Warrants (or Units comprised partly thereof) will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Warrant, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus.

This contractual rights of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable Provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

• Common Shares

Sole Book-Running Manager

Stifel

Co-Manager

Maxim Group LLC